e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

04024621

BY DHL

23 April 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECD S.E.C.
APR 26 2004
1086

Ladies and Gentlemen

SUPPL

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

dlw 4/28

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 23 April 2004

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from November 2003 to March 2004	December 2003 - April 2004	SEHK (pursuant to Listing Rules)
2.	Form D2 – Change of particulars of director	3 January 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
3.	Form F2 – Change of Address of an Oversea Company	2 April 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
4.	Form F4 – Return of Alteration in the Charter, Statutes etc. of an Oversea Company	2 March 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
5.	Register of Directors & Officers	12 January 2004	Bermuda Companies Act
6.	Announcement – Change of Principal Place of Business	2 April 2004	SEHK (pursuant to Listing Rules)
7.	Announcement – Final Results for the year ended 31 December 2003	2 April 2004	SEHK (pursuant to Listing Rules)
8.	Annual Report 2003 (English Version)	Despatched on 20 April 2004	SEHK (pursuant to Listing Rules)
9.	Annual Report 2003 (Chinese Version)	Despatched on 20 April 2004	SEHK (pursuant to Listing Rules)
10.	Shareholders' circular in respect of general mandate to issue shares and to repurchase shares, cancellation of authorisd preference share capital, amendments of Bye-laws and notice of annual general meeting	Despatched on 20 April 2004	SEHK (pursuant to Listing Rules)
11.	Form of Proxy for annual general meeting to be held on 18 May 2004	Despatched on 20 April 2004	SEHK (pursuant to Listing Rules)

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

BY HAND

8 December 2003

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 November 2003 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:

Name:
Date:

www.e-kong.com

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 November 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 December 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ____________)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	Nil	1,365,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,130,000	Nil	Nil	Nil	1,130,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,835,000	Nil	Nil	300,000 Remark 1	1,535,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : (1) 300,000 share options lapsed due to the cessation of employment of Poon Ching Kong, Michael

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

RECD S.E.C.
APR 3 0 2004
1086

BY HAND

2 February 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 December 2003 (in duplicate), duly amended, for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:

HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所有限公司
收件專用

Name:
Date:

e-KONG Group Limited
Rm 3805, Tower II, Lippo Centre
89 Queensway, Hong Kong
Telephone +852 2296 9700
Facsimile +852 2429 7116

AMENDED

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 December 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 2 February 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ____________)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,365,000	Nil	Nil	300,000 Remark 1	1,065,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	1,130,000	Nil	Nil	200,000 Remark 1	930,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,535,000	Nil	Nil	380,000 Remark 1	1,155,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : (1) 880,000 share options lapsed due to the cessation of employment of Robbin Wells

Authorised Signature:

Name: Lau Wai Ming Raymond

Title: Company Secretary

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

RECD S.E.C.

APR 2 6 2004

BY HAND

6 February 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 January 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:

HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所有限公司 收件章

Name:
Date:

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 January 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 6 February 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :
* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	1,065,000	Nil	Nil	300,000 Remark 1	765,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	930,000	Nil	Nil	500,000 Remark 2	430,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	1,155,000	Nil	Nil	380,000 Remark 2	775,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : (1) 300,000 share options lapsed due to the cessation of employment of Jeffrey Bruce Fraser.

(2) 880,000 share options lapsed due the to cessation of employment of Leung Kit Mee, Judy.

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG
Convergence through Services

Principal office: Room 4101-5 Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

COPY

BY HAND

8 March 2004

RECD S.E.C.

MAR 2 6 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 29 February 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

HONG KONG EXCHANGES AND CLEARING LIMITED 香港交易及結算所有限公司

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 29 February 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 March 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : __________
4. Warrants : please specify : __________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date):)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	765,000	Nil	Nil	750,000 Remark	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	430,000	Nil	Nil	400,000 Remark	30,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	775,000	Nil	Nil	760,000 Remark	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 1,030,000 share options lapsed due to the cessation of employment of Grant Kim Moon-Tae and 880,000 share options lapsed due the to cessation of employment of Cheng Man For.

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECD S.E.C.

APR 2 6 2004

1086

BY HAND

8 April 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
10-11th Floors, One International Finance Centre
1 Harbour View Street.
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 March 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:

HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所有限公司
收貨章

Name:

Date:

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 March 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 April 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date): ______)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	Nil	476,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	Nil	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 **Company Name 公司名稱**

e-Kong Group Limited

2 **Type of Change 更改事項**

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

3 *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
c/o Room 3805
Tower II, Lippo Centre
89 Queensway
Hong Kong

(Tel : 3101 3046)

Foı
請Ź

Your Receipt
Companies Registry
H.K.

09/01/2004 CC525062
CR No. : F-006726-
Sh. Form : D2F
13 $20.00
---------- --------------
TOTAL(CHQ) $20.00
==============

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Change of address of director	03	01	2004

Existing Name 現用姓名: RICHARD JOHN SIEMENS 衛斯文

Name／New Name 姓名／新姓名:

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址: UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K674811(2)	

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(LAU WAI MING RAYMOND) Date 日期： - 9 JAN 2004

~~Director~~／Secretary~~／Manager／Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 **F2**

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家

BERMUDA

3 New Principal Place of Business in Hong Kong 在香港的新主要營業地址

3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG

4 Offices in Place of Incorporation 在成立爲法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

N/A

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名 :

(Name 姓名) : LAU WAI MING RAYMOND) Date 日期 : - 2 APR 2004

~~Director~~ / Secretary ~~/ Manager /~~
~~Authorized Representative~~ *
~~董事~~／秘書／~~經理／授權代表~~ *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

(Tel : 3101 3046)

Your Receipt
Companies Registry
H.K.

06/04/2004	KK012296
CR No. :	F-006726-
Sh. Form :	F2
13	$20.00
----------	----------
TOTAL(CHQ)	$20.00

Specification No. 1/97
指明編號第 1/97 號

CR

Companies Registry

公司註冊處

表格 F4

Return of Alteration in the Charter, Statutes etc. of an Oversea Company

海外公司修改憲章、法規等的申報表

Company Number 公司編號: F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立為法團所在國家

Bermuda

(Note 註 2) 3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered
被修改的有關組織公司或界定公司組織的文件

Bye-Laws

(Note 註 3) 4 Certified Copy of the Alteration attached 隨本申報表夾附的有關修改的核證副本

Minutes of the Annual General Meeting held on 28 June 2002

5 Effective Date of Change 生效日期

DD 日	MM 月	YYYY 年
28	06	2002

Signed 簽名 : [signature]

(Name 姓名) : (Lim Shyang Guey) Date 日期 : 2 March 2004

Director/ ~~Secretary/ Manager/ Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address 提交人的姓名及地址	For Official Us 請勿填寫本欄
APF Partners Corporate Services 24A Entertainment Building 30 Queen's Road Central Hong Kong Ref : AW/A940111	

Your Receipt
Companies Registry
H.K.

02/03/2004	66515856
CR No. :	F-006726-
Sh. Form :	F4
13	$20.00
TOTAL(CSH)	$20.00

First revision to Specification No. 1/98 (Amendment No. 1/2000)
指明表格第 1/98 號的第 1 期修訂(修訂編號第 1/2000 號)

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT SUITE 2101-3, K. WAH CENTRE, 191 JAVA ROAD, NORTH POINT, HONG KONG ON FRIDAY, 28 JUNE 2002 AT 10:00 A.M.

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

CERTIFIED TRUE COPY

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto

Director / ~~Secretary~~

Date : - 2 MAR 2004

Others In Attendance

Present : The names of non-shareholders are as set out in the the attendance sheet annexed hereto.

1. CHAIRMAN OF THE MEETING

Mr. Richard John Siemens took the chair for the Meeting.

2. NOTICE AND QUORUM

With due notice of the meeting given to all the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

The notice convening the meeting dated 3 April 2002 and the businesses set out thereto ("Notice of Annual General Meeting") were taken as read.

3. FINANCIAL STATEMENTS

It was noted that Mr. Michael Sim, representing Messrs. Moores Rowland, the Auditors of the Company, read the report of auditors on the financial statements of the Company and of the Group to the Shareholders.

IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2001 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

E-KONG GROUP LIMITED

1/12/2004

Type: Exempted/IBC

Register of Directors & Officers

Matter: 300812

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Matthew Brian Rosenberg 53A Sailmakers Court William Morris Way Fulham, SW6 2UX London United Kingdom	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	

E-KONG GROUP LIMITED

1/12/2004

Register of Directors & Officers

Matter: 300812

Type: Exempted/IBC

Name and Address	Directors	Offices

China Daily Tuesday, 6th April 2004

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code : 524)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors of e-Kong Group Limited (the "Company") announces that with effect from 2 April 2004, the principal place of business of the Company in Hong Kong was changed from Room 4101-5, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong to 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 2 April 2004

As at the date of this announcement, the board of Directors of the Company comprises of Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey, all Executive Directors, Mr. William Bruce Hicks, Non-executive Director and Mr. Shane Frederick Weir and Mr. Matthew Brian Rosenberg, both Independent Non-executive Directors.

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2003, together with comparative figures in 2002, as follows:

Condensed Consolidated Income Statement

		Year ended 31 December	
		2003	2002
	Note	***HK$'000***	*HK$'000*
Turnover	2	**402,543**	316,746
Cost of sales		**(235,128)**	(226,986)
Gross profit		**167,415**	89,760
Interest income		**107**	313
Other income		**3,142**	3,039
Distribution costs		**(23,149)**	(25,428)
Business promotion and marketing expenses		**(5,106)**	(6,853)
Operating and administrative expenses		**(112,689)**	(139,661)
Other operating expenses		**(50,851)**	(77,176)
Loss from operations	7	**(21,131)**	(156,006)
Finance costs		**(157)**	(1,080)
Gain on disposal of discontinued operation	3	**532**	—
Provision for diminution in value of investment securities		**—**	(27,982)
Unrealised holding loss on other investments		**—**	(3,117)
Share of results of associates		**—**	1,911
Loss from ordinary activities before taxation		**(20,756)**	(186,274)
Taxation credit	4	**1,000**	—
Loss from ordinary activities after taxation		**(19,756)**	(186,274)
Minority interests		**—**	—
Net loss attributable to shareholders		**(19,756)**	(186,274)
		HK$	*HK$*
Loss per share	5		
Basic		**(0.04)**	(0.74)
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	6	**23,804**	(109,084)

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated financial statements are prepared in accordance with the Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, the Hong Kong Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

In the current year, the Group adopted, for the first time, the revised Statement of Standard Accounting Practice 12 "Income Taxes" issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1 January 2003.

2. Turnover and segmental information

The analysis of the Group's turnover and results by business and geographical segments during the year are as follows:

(a) *by business segment:*

	Year ended 31 December					
	2003			2002		
	Telecommunication services HK$'000	Others HK$'000	Consolidated HK$'000	Telecommunication services HK$'000	Others HK$'000	Consolidated HK$'000
Turnover						
External sales	398,128	4,415	402,543	298,543	18,203	316,746
Result						
Loss from operations	(4,790)	(1,776)	(6,566)	(103,493)	(21,359)	(124,852)
Finance costs			(157)			(1,080)
Other operating income and expenses			(14,565)			(31,154)
Gain on disposal of discontinued operation			532			—
Provision for diminution in value of investment securities			—			(27,982)
Unrealised holding loss on other investments			—			(3,117)
Share of results of associates			—			1,911
Loss from ordinary activities before taxation			(20,756)			(186,274)
Taxation credit			1,000			—
Net loss attributable to shareholders			(19,756)			(186,274)

(b) *by geographical segment:*

	Year ended 31 December					
	2003			2002		
	North America HK$'000	Asia Pacific HK$'000	Consolidated HK$'000	North America HK$'000	Asia Pacific HK$'000	Consolidated HK$'000
Turnover						
External sales	264,997	137,546	402,543	177,464	139,282	316,746
Result						
Profit / (Loss) from operations	(6,992)	426	(6,566)	(81,747)	(43,105)	(124,852)
Finance costs			(157)			(1,080)
Other operating income and expenses			(14,565)			(31,154)
Gain on disposal of discontinued operation			532			—
Provision for diminution in value of investment securities			—			(27,982)
Unrealised holding loss on other investments			—			(3,117)
Share of results of associates			—			1,911
Loss from ordinary activities before taxation			(20,756)			(186,274)
Taxation credit			1,000			—
Net loss attributable to shareholders			(19,756)			(186,274)

3. **Discontinued operation**

In January 2003, the Group entered into a sale and purchase agreement with an independent third party to dispose of two wholly-owned subsidiaries at a consideration of HK$1.5 million. Upon disposal of the two subsidiaries, which were engaged in the business of provision of event management services, the corporate management services business of the Group has been discontinued since January 2003.

4. **Taxation credit**

Hong Kong Profits Tax and overseas taxation have not been provided for as the Group has no assessable profit for the year (2002: Nil).

The amount of taxation credited to the consolidated income statement represents:

	2003	2002
	HK$'000	*HK$'000*
Deferred taxation relating to the origination of temporary difference	**1,000**	—

5. **Loss per share**

The calculation of basic loss per share for the year ended 31 December 2003 was based upon the consolidated loss attributable to shareholders of HK$19,756,000 (2002: loss of HK$186,274,000) and on the weighted average number of 470,894,200 (2002: 252,549,887) shares in issue during the year.

The fully diluted loss per share for the year ended 31 December 2003 and 2002 was not shown because the potential shares would decrease the loss per share and would be regarded as anti-dilutive.

6. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, provision for diminution in value of investment securities, unrealised holding loss on other investments and the Group's share of results of associates.

7. **Loss from operations**

This was arrived at after charging / (crediting):

	Year ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
Depreciation of property, plant and equipment	**44,403**	46,922
(Gain) / Loss on disposal of other investments	(13)	13,865

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

(Stock Code: 524)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

8. Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend for the year 31 December 2003. (2002: Nil).

BUSINESS REVIEW

The Group's primary business goals for 2003 were to achieve sustainable increase in turnover, to improve operational efficiency and to attain positive EBITDA for the Group. Despite the challenging market conditions during the year under review, the Group delivered on all its promises. In 2003, turnover increased by 27.1%, operating cost reduced by 23.0% as compared to 2002 and positive EBITDA of HK$23.8 million for the year was achieved.

In 2003, the Group remained focused on increasing the revenue and improving the operating results of the ZONE telecommunication operations ("ZONE") in the United States, Hong Kong and Singapore.

ZONE US operation continues to increase its revenue from its voice telecommunication-related services, particularly from growth in the corporate segment. ZONE US has also expanded its range of services targeting mainly at the corporate segment, including the addition of local dedicated services, managed IP-VPN, frame relay and other data solutions; enhanced toll-free services, and other IP-centric offerings. The addition of these added services coupled with ZONE's carrier neutral value proposition has enabled ZONE US to provide enhanced value to its customers via a consultative sales process, cost savings, best-in-breed telecommunications solutions, and a higher level of customer service.

ZONE Hong Kong remains competitive despite difficult market environment. ZONE has managed to establish itself as one of the key providers of IDD services to corporate customers. ZONE Hong Kong has also implemented a number of initiatives to capitalise on opportunities made available via new IP-based technologies. These technologies will enable ZONE Hong Kong to introduce new and innovative services at reduced network costs. Growth for the coming year is likely to come from serving Hong Kong corporate customers with presences in the Mainland China. ZONE is confident that it can provide such customers with attractive IP-centric alternatives built around value-added and cost-saving incentives.

ZONE Singapore recorded another year of consistent revenue growth. It enjoys a growing reputation for providing reliable quality, unique web-enabled features and dependable customer service. ZONE Singapore has been successful in signing up sizable corporate customers including those from the logistics, hospitality, IT and service-related industries. In 2004, ZONE Singapore will be increasing its sales efforts and also upgrading its technology platform to provide for projected growth.

In line with its strategic decision to focus on the ZONE telecommunications business, the Group disposed of its interest in two subsidiaries engaging in the event management business in January 2003.

In 2003, the ZONE operations have all achieved positive EBITDA and positive net cash inflow while continuing to steadily increase their respective market shares. **Looking ahead** to 2004, the Group will continue to grow its existing businesses while maintaining financial and operational vigilance. The Group will explore opportunities where it can utilise new technologies and capitalise on present technology platforms and existing customer bases to expand within and beyond its current geographical locations into other complementary telecommunication services including IP-centric, wireless and data-related services.

FINANCIAL REVIEW

Results

During the year under review, the Group continued to record increasing revenue growth and improvements in operating results. The consolidated turnover increased by 27.1% to HK$402.5 million compared to HK$316.7 million for the prior year. EBITDA improved by HK$132.9 million from negative HK$109.1 million for the previous year to positive HK$23.8 million for 2003. Operating cost reduced from HK$249.1 million in 2002 to HK$191.8 million reflecting the improvements in operating efficiencies within the Group. The increase in turnover and improved operating results were due mainly to the strong full-year contribution from the core telecommunications business. Revenue from the ZONE telecommunications business increased by 33.4% to HK$398.1 million in 2003, compared to HK$298.5 million in 2002.

Turnover from ZONE US increased by 49.3% from HK$177.5 million in 2002 to HK$265.0 million in 2003. ZONE US achieved positive EBITDA for the year despite increasing competition, particularly in the residential segment of the market. Healthy growth in the corporate segment and continuing enhancements in operating efficiencies were key factors contributing to the positive EBITDA for ZONE US. ZONE US accounted for 65.8% of the total Group turnover in 2003 compared to 56.0% for the previous year.

ZONE Hong Kong and ZONE Singapore achieved net profit for the year and collectively recorded a 9.9% increase in the turnover from HK$121.1 million for the previous year to HK$133.1 million for 2003.

The Group's gross profit increased by 86.5% from HK$89.8 million in 2002 to HK$167.4 million. The gross profit as percentage of turnover increased from 28.3% for 2002 to 41.6% for 2003.

Operating loss for the year was HK$21.1 million compared to HK$156.0 million for the previous year. Consolidated net loss attributable to shareholders declined to HK$19.8 million from HK$186.3 million in the year of 2002.

Assets

As at 31 December 2003, the net assets of the Group amounted to HK$176.6 million compared to HK$196.4 million as at 31 December 2002.

Liquidity and Financing

The Group relied on its internal resources to fund its operations during the year.

Cash and bank balances (excluding pledged deposits) were HK$30.9 million as at 31 December 2003 compared to HK$31.1 million in 2002. The Group's pledged deposits reduced from HK$7.7 million as at 31 December 2002 to HK$3.3 million as at 31 December 2003. The Group had no bank borrowings during the year.

As at 31 December 2003, the Group's liabilities under equipment lease financing reduced to HK$0.6 million compared to HK$7.4 million in 2002.

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets improved from 3.8% as at 31 December 2002 to 0.3% as at 31 December 2003.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars or United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged.

Contingent Liabilities and Commitments

As at 31 December 2003, there are no material contingent liabilities and commitments.

EMPLOYEE REMUNERATION POLICIES

As at 31 December 2003, the Group had approximately 186 employees (2002: 214 employees) in Hong Kong and overseas. The Group's total staff costs amounted to HK$90.5 million (2002: HK$107.6 million). Pursuant to the share option schemes adopted by the Company, share options might be granted to eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employee and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not, throughout the year ended 31 December 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules, save that non-executive directors of the Company are not appointed for a fixed term, but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management and the auditors of the Company the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the draft audited financial consolidated results of the Group for the year ended 31 December 2003.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2003 annual report of the Company containing all information required by Appendix 16 to the Listing Rules will be published on both the websites of The Stock Exchange of Hong Kong Limited and the Company in due course.

APPRECIATION

On behalf of the Board, I would like to express my sincerest thanks and appreciation to my fellow directors and all colleagues for their loyalty and full support to the Group during the year.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 2 April 2004

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2003 and the reports of directors and of the auditors thereon.
2. To re-elect retiring directors and to fix their remuneration.
3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. "THAT:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company which may be issued by the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in ...

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

"**THAT** all of the authorised but unissued convertible preference share capital of the Company, being HK$288,292,402 divided into 288,292,402 convertible preference shares of HK$1.00 each, be and is hereby cancelled (the "Diminution") and the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, consider necessary or appropriate to effect and implement the Diminution."

6. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the following new definition after the definition of "Act" in Bye-law 1:

' "associate" — the meaning attributed to it in the rules of the Designated Stock Exchange.';

(b) by substituting the existing definitions of "clearing house" and "Company" in Bye-law 1 with the following new definitions:

' "clearing house" — a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.'

' "Company" — e-Kong Group Limited.';

(c) by deleting the words "and preference shares of HK$1.00 each" and the words "on 22 November 2002" in Bye-law 3(1);

(d) by substituting the existing Bye-law 6 with the following new Bye-law 6:

"6. The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or, save for the use of share premium as expressly permitted by the Act, any share premium account or other undistributable reserve.";

(e) (i) by inserting after the words "Subject to Sections 42 and 43 of the Act," appearing at the beginning of Bye-law 9, the words "these Bye-laws, and any special rights conferred on the holders of any shares or attaching to any class of shares,"; and

(ii) by inserting the following new sentences at the end of Bye-law 9:

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike.";

(f) by deleting Bye-law 9A in its entirety;

(g) by inserting after the words "two persons" appearing in the second line of Bye-law 10(a) and the words "two holders present in person" appearing in the fourth line of Bye-law 10(a), the words "(or in the case of a Member being a corporation, its duly authorised representative)";

(h) by substituting in Bye-law 12(1), the words "Subject to the Act and these Bye-laws" with the following words:

"Subject to the Act, these Bye-laws and any direction that may be given by the Company in general meeting";

(i) by substituting the existing Bye-law 19 with the following new Bye-law 19:

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a transfer with the Company.";

(j) by substituting, in Bye-law 20(2), the words "$2 or such other" with the words "the relevant";

(k) by deleting the second sentence "The Directors may make arrangements on the issue of shares for a difference between the shareholders in the amount of calls to be paid and in the times of payment." appearing at the end of Bye-law 26;

(l) by inserting, in Bye-law 43(1)(a), after the words "the name and address of each Member, the number and class of shares held by him and" the words ", in respect of any shares that are not fully paid,";

(m) by inserting, in Bye-law 44, after the words "any other newspapers in accordance with the requirements of any Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(n) by deleting the existing Bye-law 46 in its entirety and replacing therewith the following new Bye-law 46:

"46. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(o) by substituting the word "The" appearing at the beginning of the second sentence in Bye-law 47 with the words "Without prejudice to Bye-law 46, the";

(p) by inserting, in Bye-law 51, after the words "and, where applicable, any other newspapers in accordance with the requirements of the Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(q) by substituting the words "of incorporation" appearing in the second line of Bye-law 56 with the words "in which its statutory meeting is convened";

(r) by substituting the second sentence in Bye-law 61(2) with the following new sentence:

"Two (2) Members entitled to vote and present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy shall form a quorum for all purposes.";

(s) by substituting the existing Bye-law 66 with the following new Bye-law 66:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(t) by re-numbering the existing Bye-law 76 as Bye-law 76(1) and by inserting the following new Bye-law 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(u) by substituting the existing Bye-law 78 with the following new Bye-law 78:

"78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.";

(v) by substituting the existing Bye-law 84(2) with the following new Bye-law 84(2):

"(2) Where a Member is a clearing house (or its nominee(s)) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(w) by substituting the existing Bye-law 86(1) with the following new Bye-law 86(1):

"(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall hold office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.";

(x) by substituting the existing Bye-law 88 with the following new Bye-law 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgement of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(y) by deleting the words "whereupon the Board resolves to accept such resignation" appearing at the end of Bye-law 89(1);

(z) by substituting the word "Directors" appearing in the fifteenth line of Bye-law 100(c) with the word "directors";

(aa) by substituting the existing Bye-law 103 with the following new Bye-law 103:

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.";

(ab) by deleting the sentence "Any Director may waive notice of any meeting either prospectively or retrospectively." appearing at the end of Bye-law 115;

(ac) by inserting the word ", electronic" after the words "conference telephone" appearing in the second line of Bye-law 116(2);

(ad) by substituting the existing Bye-law 122 with the following new Bye-law 122:

"122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided

(ae) by substituting the word "or" appearing in the fourth line of Bye-law 123 after the words "any member" with the word "of";

(af) by substituting the existing Bye-law 127(4) with the following new Bye-law 127(4):

"(4) Where the Company appoints and maintains a resident representative ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such Directors or general meetings of the Company.";

(ag) by substituting the existing Bye-laws 132(1)(a) and 132(1)(b) with the following new Bye-laws 132(1)(a) and 132(1)(b):

"132. (1) The Board shall cause to be kept in one or more books at the Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office.";

(ah) by renumbering the existing Bye-law 133 as Bye-law 133(1) and by inserting the following new Bye-law 133(2):

"(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office.";

(ai) by renumbering the existing Bye-law 136 as Bye-law 136(1) and by inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.";

(aj) by substituting the existing Bye-laws 153(A) and 153(B) with the following new Bye-laws 153, 153A and 153B:

"153. Subject to Section 88 of the Act and Bye-law 153A, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty one (21) days before the date of the general meeting and laid before the Company in general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(ak) by substituting the words "fourteen (14) days" appearing in the fifth line of Bye-law 154(2) with the words "twenty-one (21) days";

(al) by substituting the existing Bye-law 160 with the following new Bye-law 160:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(am) by substituting the existing Bye-law 161 with the following new Bye-law 161:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(an) by inserting, in Bye-law 164, after the words "a cable or telex or facsimile", the following words:

"or electronic";

and

(ao) by substituting the word "respecting" with the words "in respect of" in Bye-law 169;

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 2 April 2004

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment meeting thereof.
3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.
4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.
6. An explanatory statement containing further details regarding Resolution 4B above will be sent to members and other persons who are entitled thereto together with the Company's 2003 Annual Report.

(s) by substituting the existing Bye-law 66 with the following new Bye-law 66:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(t) by re-numbering the existing Bye-law 76 as Bye-law 76(1) and by inserting the following new Bye-law 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(u) by substituting the existing Bye-law 78 with the following new Bye-law 78:

"78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.";

(v) by substituting the existing Bye-law 84(2) with the following new Bye-law 84(2):

"(2) Where a Member is a clearing house (or its nominee(s)) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(w) by substituting the existing Bye-law 86(1) with the following new Bye-law 86(1):

"(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall hold office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.";

(x) by substituting the existing Bye-law 88 with the following new Bye-law 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgement of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(y) by deleting the words "whereupon the Board resolves to accept such resignation" appearing at the end of Bye-law 89(1);

(z) by substituting the word "Directors" appearing in the fifteenth line of Bye-law 100(c) with the word "directors";

(aa) by substituting the existing Bye-law 103 with the following new Bye-law 103:

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.";

(ab) by deleting the sentence "Any Director may waive notice of any meeting either prospectively or retrospectively." appearing at the end of Bye-law 115;

(ac) by inserting the word ", electronic" after the words "conference telephone" appearing in the second line of Bye-law 116(2);

(ad) by substituting the existing Bye-law 122 with the following new Bye-law 122:

"122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that such number is sufficient to constitute a quorum and that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws and further provided that no Director is aware of or has received any objection to the resolution from any Director. Such resolution may be contained in one document or in several documents in like form each signed by one or more of

(ae) by substituting the word "or" appearing in the fourth line of Bye-law 123 after the words "any member" with the word "of";

(af) by substituting the existing Bye-law 127(4) with the following new Bye-law 127(4):

"(4) Where the Company appoints and maintains a resident representative ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such Directors or general meetings of the Company.";

(ag) by substituting the existing Bye-laws 132(1)(a) and 132(1)(b) with the following new Bye-laws 132(1)(a) and 132(1)(b):

"132. (1) The Board shall cause to be kept in one or more books at the Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office.";

(ah) by renumbering the existing Bye-law 133 as Bye-law 133(1) and by inserting the following new Bye-law 133(2):

"(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office.";

(ai) by renumbering the existing Bye-law 136 as Bye-law 136(1) and by inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.";

(aj) by substituting the existing Bye-laws 153(A) and 153(B) with the following new Bye-laws 153, 153A and 153B:

"153. Subject to Section 88 of the Act and Bye-law 153A, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty one (21) days before the date of the general meeting and laid before the Company in general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(ak) by substituting the words "fourteen (14) days" appearing in the fifth line of Bye-law 154(2) with the words "twenty-one (21) days";

(al) by substituting the existing Bye-law 160 with the following new Bye-law 160:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(am) by substituting the existing Bye-law 161 with the following new Bye-law 161:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(an) by inserting, in Bye-law 164, after the words "a cable or telex or facsimile", the following words:

"or electronic";

and

(ao) by substituting the word "respecting" with the words "in respect of" in Bye-law 169;

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 2 April 2004

Notes:

1. *A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.*

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment meeting thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

6. An explanatory statement containing further details regarding Resolution 4B above will be sent to members and other persons who are entitled thereto together with the Company's 2003 Annual Report.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND CANCELLATION OF AUTHORISED PREFERENCE SHARE CAPITAL AND AMENDMENTS OF BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m. is set out on pages 12 to 26 of this circular.

If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

20 April 2004

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m., and any adjournment thereof
"Companies Act"	the Companies Act 1981 of Bermuda
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution approving the said mandate
"Latest Practicable Date"	15 April 2004, being the latest practicable date for ascertaining certain information in this circular prior to the printing of this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Preference Share(s)"	convertible preference share(s) of HK$1.00 each in the issued share capital of the Company
"Repurchase Mandate"	the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the said mandate
"SFO"	the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued and fully paid up share capital of the Company
"Shareholder(s)"	holder(s) for the time being of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeover Code"	the Code on Takeovers and Mergers issued by the Securities and Futures Commission

In this circular, unless the context otherwise requires, words importing masculine gender include feminine and neutral genders, and vice versa.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran *(Deputy Chairman)*
Mr. Lim Shyang Guey
Mr. William Bruce Hicks*
Mr. Shane Frederick Weir**
Mr. Matthew Brian Rosenberg**

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Office:
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

20 April 2004

To the Shareholders and, for information purposes only, option holders of the Company

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND CANCELLATION OF AUTHORISED PREFERENCE SHARE CAPITAL AND AMENDMENTS OF BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

On 23 May 2003, general mandates were given to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to renew the general mandates to issue Shares and to repurchase Shares at the AGM.

The purpose of this circular is to provide you with information with regard to the resolutions to be proposed at the forthcoming AGM of the Company for the approval of (i) granting of general mandates to the Directors to issue and to repurchase Shares; (ii) cancellation of authorised but unissued preference

share capital of the Company and (iii) amendments of Bye-laws of the Company in compliance with, among others, the changes to the Listing Rules which came into effect on 15 February 2002 and 31 March 2004 respectively, the changes to the SFO which came into effect on 1 April 2003 and the changes to the Companies Act which came into effect on 14 February 2003, further details of which are set out in the notice of the AGM.

GENERAL MANDATE TO ISSUE SHARES

Separate ordinary resolutions will be proposed at the AGM to approve (i) the granting of the Issue Mandate to the Directors and (ii) the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate, in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so, details of which are respectively set out in the proposed Resolutions No. 4A and 4C in the notice of the AGM. The Directors have no present intention to issue any new Shares pursuant to the Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors, details of which are set out in the proposed Resolution No. 4B in the notice of the AGM. The Shares which may be repurchased pursuant to the Repurchase Mandate is limited to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate.

If the resolution for the granting of the Repurchase Mandate is passed at the AGM, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable law or the Bye-laws of the Company to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether or not to vote for or against the ordinary resolution to grant the Repurchase Mandate to the Directors at the AGM.

CANCELLATION OF AUTHORISED PREFERENCE SHARE CAPITAL

As at the date of this circular, the authorised share capital of the Company comprises 288,929,402 convertible preference shares of HK$1.00 each and 12,000,000,000 ordinary shares of HK$0.01 each. Nevertheless, no Preference Share is in issue and the Directors have no intention to issue any Preference Share in the foreseeable future. For the purpose of streamlining the share capital structure of the Company, the Directors wish to seek the approval from the Shareholders at the AGM for (i) the cancellation of the authorised but unissued preference share capital of the Company, and (ii) the corresponding amendments to the Bye-laws of the Company by deleting all references to Preference Shares therein contained. Details of the cancellation as aforesaid are set out in the proposed Resolution No. 5 in the notice of the AGM, and the related amendments to the Bye-laws of the Company are incorporated together with other proposed amendments thereto and set out in the proposed Resolution No.6.

AMENDMENTS OF BYE-LAWS

The Stock Exchange has amended, among others, Appendix 3 to the Listing Rules which came into effect on 31 March 2004. The Company is required, as a listed issuer, to amend its Bye-laws to ensure compliance with the amended provisions of Appendix 3 to the Listing Rules at the earliest opportunity and, in any event, no later than the conclusion of its forthcoming annual general meeting.

In addition, as a result of recent amendments to other securities laws of Hong Kong and companies laws of Bermuda and as the Company has not amended its Bye-laws since 21 November 2002, amendments will need to be made to the Bye-laws of the Company in order to ensure compliance with all applicable laws.

The main amendments to the Bye-laws of the Company are as follows:

1. As a result of amendments to Appendix 3 to the Listing Rules regarding corporate governance requirements to Main Board-listed companies' articles of association/bye-laws which have come into effect on 31 March 2004:

   (a) where the Company has knowledge that any member is, under the Listing Rules, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted (Bye-law 76(2));

   (b) to propose a person for appointment as a Director at a meeting of the members of the Company, who is neither a Director who is retiring at the meeting nor a person recommended by the Directors for election, a notice signed by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected must be lodged at the head office or at the office where the branch register of members is kept at any time during the period commencing the day after despatch of the notice of the general meeting and ending at least seven (7) days before the general meeting (Bye-law 88);

   (c) a Director shall not vote (nor be counted in the quorum) on any resolution of the board of the Directors approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

      (i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of Shares or debentures or other securities of the Company by virtue only of his/their interest in Shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or any of his associate(s) is/are beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

If any question shall arise at any meeting of the board of Directors as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the board of Directors. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the board of Directors (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the board of Directors (Bye-law 103).

2. As a result of the amendments to the Listing Rules which came into effect on 15 February 2002 pursuant to which Main Board-listed companies are (i) permitted to send or otherwise make available corporate communications to members by electronic means; (ii) allowed to send corporate communications to members either in the English language only, or the Chinese language only, or both the English and Chinese languages in accordance with the wishes of their members and subject always to the Listing Rules and all applicable laws:

(a) any notice or document (including any "corporate communication" as defined in the Listing Rules) in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication which may be served or delivered by the Company on or to any member either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address as appearing in the register of members of the Company or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member or may also be served by advertisement in appointed newspapers (as defined in the Companies Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Stock Exchange, and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the member by any of the means set out herein;

(b) delivery by electronic communication shall be deemed to be given if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Stock Exchange, is deemed given by the Company to a member on the day following that on which a notice of availability is deemed served on the member; and

(c) notices or documents may be given to a member either in English or Chinese (Bye-laws 160 and 161).

3. As a result of the amendments to the Listing Rules which came into effect on 15 February 2002 and the Companies Act which came into effect on 14 February 2003 pursuant to which Main Board-listed companies are permitted to send and distribute summary financial reports in place of the long form report:

(a) the Company may now send a summary financial statement derived from the Company's annual accounts and the Directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the Directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the Directors' report thereon; and

(b) the requirement to send a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the auditors' report as required under the Bye-laws (Bye-law 153) or a summary financial report in accordance as detailed in sub-paragraph (a) above (Bye-law 153A) shall be deemed satisfied where, in accordance with all applicable laws, rules and regulations, including, without limitation, the Listing Rules, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents (Bye-laws 153, 153A and 153B).

4. As a result of the amendments to the SFO which came into effect on 1 April 2003, the Securities and Futures (Clearing House) Ordinance (the "repealed Ordinance") has been repealed with the coming into effect of the SFO. On commencement of the SFO, a recognised clearing house under the repealed Ordinance, Hong Kong Securities Clearing Company Limited, shall be deemed to have been recognised as a clearing house under the SFO:

(a) the definition of "clearing house" in the Bye-Laws is amended to the effect that "clearing house" shall mean a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction (Bye-law 1);

(b) where a member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised thereunder shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands (Bye-law 84(2)); and

(c) where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands (Bye-laws 66 and 84(2)).

5. Bye-law 9A which sets out the terms and conditions and rights and restrictions of the Preference Shares will be deleted upon the cancellation of the authorised but unissued preference share capital of the Company and consequently, references to Preference Shares in Bye-law 3(1) will be deleted.

At the AGM, the Directors wish to seek the approval from the Shareholders of the amendments to the Bye-laws of the Company, so that they comply with, inter alia, the said securities laws and Listing Rules and the companies laws of Bermuda and, as described in the above section titled "Cancellation of Authorised Preference Share Capital", all references to Preferences Shares will be deleted. The Company also takes this opportunity to clarify the provisions of certain Bye-laws. The full text of the proposed amendments to the Bye-laws of the Company is set out in the proposed Resolution No.6 in the notice of the AGM.

Shareholders should note that the Bye-laws of the Company are in the English language only and the Chinese translation of Resolution 6 as set out in the notice of the AGM in relation to the wordings and provisions of the Bye-laws of the Company is for reference only.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this circular.

Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

A form of proxy for use at the AGM is enclosed with this circular. If you are not able to attend and/or vote at the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate, the Repurchase Mandate, the cancellation of authorised but unissued preference share capital and the amendments to the Bye-laws of the Company are in the best interests of the Company and its Shareholders and accordingly recommend that you to vote in favour of the resolutions to be proposed at the AGM.

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company is aware of having made all reasonable enquiries, no Shareholder is required to abstain from voting under the Listing Rules in any of the proposed resolutions as set out in the notice of the AGM.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text thereof in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

Shareholders who have chosen to receive printed copy of corporate communications of the Company in either the English language or the Chinese language will receive this circular in both languages since both languages are bound together into one booklet. For further enquiries, please contact Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at telephone no. 2980 1766 or facsimile no. 2861 1465.

This circular, in both the English and Chinese languages and in accessible format has been made available on the Company's website and a soft copy thereof has been submitted to the Stock Exchange.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To select to receive future corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong a prescribed instruction form, a soft copy of which is available on the Company's website.

This Appendix serves as an explanatory statement given to Shareholders, as required under the Listing Rules in connection with the proposed Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

All repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of Funds

Repurchases must be funded out of funds which are legally available for such purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, the number of Shares in issue was 470,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of the AGM), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 47,089,420 Shares.

3. REASON FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase would be derived from those funds legally permitted to be utilised in this connection in accordance with the Memorandum of Association and the Bye-laws of the Company and applicable laws of Bermuda.

There might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Group for the year ended 31 December 2003, being the latest published accounts of the Company) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association and Bye-laws of the Company and the applicable laws of Bermuda.

None of the Directors or, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders and exercised.

6. EFFECT OF TAKEOVER CODE

If as a result of a repurchase of Shares by the Company pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Messrs. Richard John Siemens, Kuldeep Saran and William Bruce Hicks, directors of the Company, together with companies controlled by them beneficially held totalling 238,887,597 Shares in the Company (representing approximately 50.73% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the number of Shares held by them remains unchanged, their shareholdings will be increased to approximately 56.37% of the issued share capital of the Company. On the basis of the existing shareholdings, the Directors are not aware that in the event that the Repurchase Mandate is exercised in full, there will be any implication under the Takeover Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefits of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

7. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months preceding the Latest Practicable Date were as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2003		
April	0.128	0.080
May	0.144	0.090
June	0.280	0.132
July	0.375	0.232
August	0.320	0.255
September	0.375	0.280
October	0.305	0.242
November	0.280	0.180
December	0.200	0.148
2004		
January	0.270	0.180
February	0.350	0.224
March	0.300	0.250

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements for the year ended 31 December 2003 and the reports of directors and of the auditors thereon.

2. To re-elect retiring directors and to fix their remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4. To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A. "THAT:

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company which may be issued by the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B. "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C. **"THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

5. To consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

"**THAT** all of the authorised but unissued convertible preference share capital of the Company, being HK$288,292,402 divided into 288,292,402 convertible preference shares of HK$1.00 each, be and is hereby cancelled (the "Diminution") and the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, consider necessary or appropriate to effect and implement the Diminution."

6. To consider and, if thought fit, pass the following resolution, with or without amendments, as a special resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the following new definition after the definition of "Act" in Bye-law 1:

' "associate" the meaning attributed to it in the rules of the Designated Stock Exchange.';

(b) by substituting the existing definitions of "clearing house" and "Company" in Bye-law 1 with the following new definitions:

' "clearing house" a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.'

' "Company" e-Kong Group Limited.';

(c) by deleting the words "and preference shares of HK$1.00 each" and the words "on 22 November 2002" in Bye-law 3(1);

(d) by substituting the existing Bye-law 6 with the following new Bye-law 6:

"6. The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or, save for the use of share premium as expressly permitted by the Act, any share premium account or other undistributable reserve.";

(e) (i) by inserting after the words "Subject to Sections 42 and 43 of the Act," appearing at the beginning of Bye-law 9, the words "these Bye-laws, and any special rights conferred on the holders of any shares or attaching to any class of shares,"; and

(ii) by inserting the following new sentences at the end of Bye-law 9:

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If purchases are by tender, tenders shall be available to all Members alike.";

(f) by deleting Bye-law 9A in its entirety;

(g) by inserting after the words "two persons" appearing in the second line of Bye-law 10(a) and the words "two holders present in person" appearing in the fourth line of Bye-law 10(a), the words "(or in the case of a Member being a corporation, its duly authorised representative)";

(h) by substituting in Bye-law 12(1), the words "Subject to the Act and these Bye-laws" with the following words:

"Subject to the Act, these Bye-laws and any direction that may be given by the Company in general meeting";

(i) by substituting the existing Bye-law 19 with the following new Bye-law 19:

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a transfer with the Company.";

(j) by substituting, in Bye-law 20(2), the words "$2 or such other" with the words "the relevant";

(k) by deleting the second sentence "The Directors may make arrangements on the issue of shares for a difference between the shareholders in the amount of calls to be paid and in the times of payment." appearing at the end of Bye-law 26;

(l) by inserting, in Bye-law 43(1)(a), after the words "the name and address of each Member, the number and class of shares held by him and" the words ", in respect of any shares that are not fully paid,";

(m) by inserting, in Bye-law 44, after the words "any other newspapers in accordance with the requirements of any Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(n) by deleting the existing Bye-law 46 in its entirety and replacing therewith the following new Bye-law 46:

"46. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(o) by substituting the word "The" appearing at the beginning of the second sentence in Bye-law 47 with the words "Without prejudice to Bye-law 46, the";

(p) by inserting, in Bye-law 51, after the words "and, where applicable, any other newspapers in accordance with the requirements of the Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(q) by substituting the words "of incorporation" appearing in the second line of Bye-law 56 with the words "in which its statutory meeting is convened";

(r) by substituting the second sentence in Bye-law 61(2) with the following new sentence:

"Two (2) Members entitled to vote and present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy shall form a quorum for all purposes.";

(s) by substituting the existing Bye-law 66 with the following new Bye-law 66:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(t) by re-numbering the existing Bye-law 76 as Bye-law 76(1) and by inserting the following new Bye-law 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(u) by substituting the existing Bye-law 78 with the following new Bye-law 78:

"78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.";

(v) by substituting the existing Bye-law 84(2) with the following new Bye-law 84(2):

"(2) Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(w) by substituting the existing Bye-law 86(1) with the following new Bye-law 86(1):

"(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall hold office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.";

(x) by substituting the existing Bye-law 88 with the following new Bye-law 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgement of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(y) by deleting the words "whereupon the Board resolves to accept such resignation" appearing at the end of Bye-law 89(1);

(z) by substituting the word "Directors" appearing in the fifteenth line of Bye-law 100(c) with the word "directors";

(aa) by substituting the existing Bye-law 103 with the following new Bye-law 103:

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.";

(ab) by deleting the sentence "Any Director may waive notice of any meeting either prospectively or retrospectively." appearing at the end of Bye-law 115;

(ac) by inserting the word ", electronic" after the words "conference telephone" appearing in the second line of Bye-law 116(2);

(ad) by substituting the existing Bye-law 122 with the following new Bye-law 122:

"122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that such number is sufficient to constitute a quorum and that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws and further provided that no Director is aware of or has received any objection to the resolution from any Director. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid.";

(ae) by substituting the word "or" appearing in the fourth line of Bye-law 123 after the words "any member" with the word "of";

(af) by substituting the existing Bye-law 127(4) with the following new Bye-law 127(4):

"(4) Where the Company appoints and maintains a resident representative ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such Directors or general meetings of the Company.";

(ag) by substituting the existing Bye-laws 132(1)(a) and 132(1)(b) with the following new Bye-laws 132(1)(a) and 132(1)(b):

"132. (1) The Board shall cause to be kept in one or more books at the Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office.";

(ah) by renumbering the existing Bye-law 133 as Bye-law 133(1) and by inserting the following new Bye-law 133(2):

"(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office.";

(ai) by renumbering the existing Bye-law 136 as Bye-law 136(1) and by inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.";

(aj) by substituting the existing Bye-laws 153(A) and 153(B) with the following new Bye-laws 153, 153A and 153B:

"153. Subject to Section 88 of the Act and Bye-law 153A, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty one (21) days before the date of the general meeting and laid before the Company in general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(ak) by substituting the words "fourteen (14) days" appearing in the fifth line of Bye-law 154(2) with the words "twenty-one (21) days";

(al) by substituting the existing Bye-law 160 with the following new Bye-law 160:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(am) by substituting the existing Bye-law 161 with the following new Bye-law 161:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post;

in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(an) by inserting, in Bye-law 164, after the words "a cable or telex or facsimile", the following words:

"or electronic";

and

(ao) by substituting the word "respecting" with the words "in respect of" in Bye-law 169;

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 2 April 2004

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment meeting thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

6. An explanatory statement containing further details regarding Resolution 4B above will be sent to members and other persons who are entitled thereto together with the Company's 2003 Annual Report.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

ANNUAL GENERAL MEETING
FORM OF PROXY

No. of shares to which this Proxy relates (Note 1)	

I/We (Note2) ______________________________

of ______________________________

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT** (Note 3) ______________________________

____

of ______________________________

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting of the Company to be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1.	To receive and consider the audited consolidated financial statements for the year ended 31 December 2003 and the reports of directors and of the auditors thereon.		
2.	To re-elect the following retiring directors and to fix their remuneration:		
	(A) Mr. Shane Frederick Weir	(A)	(A)
	(B) Mr. Matthew Brian Rosenberg	(B)	(B)
3.	To re-appoint auditors and to authorise the board of directors to fix their remuneration.		
4.	(A) To grant to the board of directors a general mandate to issue shares.	(A)	(A)
	(B) To grant to the board of directors a general mandate to repurchase shares.	(B)	(B)
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A).	(C)	(C)
5.	To cancel the authorised preference share capital of the Company as set out in resolution 5 in the notice of Annual General Meeting.		
6.	To amend the Bye-laws of the Company as set out in resolution 6 in the notice of Annual General Meeting.		

Dated this ______________ day of ______________ 2004.

Signature(s) (Note 5) ______________________________

Notes:

1. Please insert the number of ordinary shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS.**
3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolutions contained in this form of proxy are by way of summary only. The full text thereof appears in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.
7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding the meeting or at any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in such event that you do attend the meeting, this form of proxy shall be deemed to be revoked.
8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.
9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有之**e-Kong Group Limited**（「本公司」）股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

（股份代號：524）

發行及購回股份之一般授權
及
註銷法定優先股股本
及
修訂公司細則
及
股東週年大會通告

本公司謹訂於二零零四年五月十八日星期二上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東週年大會，大會通告載於本通函第12頁至第26頁。

倘　閣下未能親自出席大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

二零零四年四月二十日

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司訂於二零零四年五月十八日星期二上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行之股東週年大會及其任何續會
「公司法」	指	百慕達一九八一年公司法
「本公司」	指	e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	配發、發行及處理不超過於批准該授權之決議案通過當日本公司已發行股本20%之額外股份之授權建議
「最後實際可行日期」	指	二零零四年四月十五日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「優先股」	指	本公司已發行股本中每股面值1.00港元之可換股優先股
「購回授權」	指	行使本公司權力，購回最多佔於批准該授權之決議案通過當日本公司已發行股本10%之股份之授權建議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司已發行及繳足股本中每股面值0.01港元之普通股
「股東」	指	股份當時之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證券及期貨事務監察委員會公佈之公司收購及合併守則

在本通函內，除文義另有所指外，具男性意義之詞彙亦包含女性及中性意義，反之亦然。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

董事：
Richard John Siemens先生 *(主席)*
Kuldeep Saran先生 *(副主席)*
林祥貴先生
William Bruce Hicks先生*
韋雅成先生**
Matthew Brian Rosenberg先生**

* *非執行董事*
** *獨立非執行董事*

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
金鐘道89號
力寶中心
第二座3805室

敬啟者：

發行及購回股份之一般授權
及
註銷法定優先股股本
及
修訂公司細則
及
股東週年大會通告

緒言

於二零零三年五月二十三日，已授出發行股份及行使本公司所有權力以購回股份之一般授權予董事。該等一般授權將於股東週年大會結束時失效。因此，於股東週年大會上將建議更新發行及購回股份之一般授權。

本通函之目的乃為 閣下提供本公司於即將舉行之股東週年大會上所提呈決議案之資料，以批准(i)授予董事發行及購回股份之一般授權；(ii)註銷本公司之法定但未發行之優先股股本；

及(iii)為分別符合(其中包括)上市規則於二零零二年二月十五日及二零零四年三月三十一日生效之修訂、證券及期貨條例於二零零三年四月一日生效之修訂及公司法於二零零三年二月十四日生效之修訂而修訂本公司之公司細則，有關詳情載於股東週年大會通告。

發行股份之一般授權

本公司將於股東週年大會上分別提呈普通決議案，以批准(i)授予董事發行授權及(ii)把本公司根據購回授權賦予之權力購回之任何股份加入發行授權內，讓本公司在合乎本身利益而發行新股時更具彈性，有關詳情分別載於股東週年大會通告所建議的第4A及第4C項決議案內。目前，董事無意根據發行授權發行任何新股份。

購回股份之一般授權

本公司將於股東週年大會上提呈普通決議案，以批准授予董事購回授權，有關詳情載於股東週年大會通告所建議的第4B項決議案。根據購回授權可能購回之股份，限於佔批准購回授權決議案通過當日本公司已發行股本10%之股份。

倘在股東週年大會通過授予購回授權之決議案，購回授權將生效，直至(i)本公司下屆股東週年大會結束之日，(ii)根據適用法例或本公司之公司細則須舉行本公司下屆股東週年大會之期間終止之日，及(iii)股東在股東大會以普通決議案撤銷或修改該項授權之日，以最早日期為準。

按照上市規則要求作出之説明函件載於本通函附錄一內。説明函件載有股東決定就股東週年大會提呈授予董事購回授權之普通決議案投以贊成或反對票時，一切合理需要之資料。

註銷法定優先股股本

於本通函日期，本公司之法定股本由288,929,402股每股面值1.00港元之可換股優先股及12,000,000,000股每股面值0.01港元之普通股組成。然而，並無已發行優先股，董事亦無意在可見之未來發行任何優先股。為精簡本公司之股本結構，董事擬在股東週年大會尋求股東批准(i)註銷本公司法定但未發行之優先股股本，及(ii)透過刪除本公司之公司細則內有關優先股之提述，對公司細則作出相應修訂。有關上述註銷優先股股本之詳情載於股東週年大會通告載列所建議的第5項決議案，而本公司之公司細則之有關修訂連同其他建議修訂則載於所建議的第6項決議案。

修訂公司細則

聯交所已修訂(其中包括)上市規則附錄三，並已於二零零四年三月三十一日生效。本公司作為上市發行人，必須儘早，並在任何情況下，不得遲於即將舉行之股東週年大會結束後修改其公司細則，以確保符合上市規則附錄三之經修訂條文。

此外，由於香港其他證券法例及百慕達公司法例近期作出修訂，加上本公司自二零零二年十一月二十一日以來並未修訂其公司細則，故本公司須修訂其公司細則以確保符合所有適用法例之規定。

本公司公司細則之主要修訂如下：

1. 由於上市規則附錄三內有關主板上市公司之公司組織章程細則／公司細則之公司管治規定之修訂已於二零零四年三月三十一日生效：

   (a) 倘本公司知悉任何股東按照上市規則，須對本公司任何特定決議案放棄投票或受到限制而僅可對本公司任何特定決議案投票贊成或投票反對，則該股東在違反該規定或限制之情況下所作出或代表其作出之任何投票均不得計算在內(公司細則第76(2)條)；

   (b) 在本公司股東大會上，提名在大會上退任之董事或獲董事建議應選之人士以外之人士出任董事，而有資格出席通告所召開之股東大會並在會上投票之股東(獲提名之人士除外)簽署發出通知，以表示其提名該名人士應選董事之意向，以及獲提名人士亦簽署發出願意應選之通知，而通知已交回總辦事處或股東登記分冊置存之辦事處，交回時間可為寄發股東大會通告當日至股東大會日期前七(7)日止期間之任何時間(公司細則第88條)；

   (c) 董事不得就批准該董事或其任何聯繫人擁有重大利益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不可計入法定人數)，惟此項禁止條款不適用於以下任何一項：

      (i) 就董事或其聯繫人所借出之款項、或該董事或其聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而產生或承擔之責任，給予該董事或其聯繫人任何抵押或彌償保證所訂立之任何合約或安排；

(ii) 就董事或其任何聯繫人本身為本公司或其任何附屬公司之債項或債務承擔全部或部份責任(不論為根據一項擔保或彌償保證而獨自或共同或以出具抵押之方式作出承擔),而給予第三方任何抵押或彌償保證所訂立之任何合約或安排;

(iii) 有關由本公司或本公司可能發起或擁有權益之任何其他公司提呈或提呈本公司或該等任何其他公司之股份或債券或其他證券以供認購或購買,而董事或其聯繫人於參與包銷或分包銷發售建議中擁有或將擁有權益之發售建議所訂立之任何合約或安排;

(iv) 有關董事或其聯繫人僅因其於本公司之股份或債券或其他證券擁有權益,而與本公司之股份或債券或其他證券之其他持有人以相同方式擁有權益之任何合約或安排;

(v) 有關與董事或其聯繫人僅因身為高級職員或行政人員或股東而直接或間接擁有權益之任何其他公司訂立之任何合約或安排,該等公司不包括董事及/或其任何聯繫人實益擁有百分之五或以上已發行股份權益或任何類別股份之投票權之公司(或任何第三方公司,而彼之權益或其聯繫人之權益乃透過該公司衍生);或

(vi) 有關採納、修訂或執行購股權計劃、退休金或退休、身故或殘疾福利計劃或其他安排之任何建議,而該計劃或基金乃與董事、其聯繫人及本公司或其任何附屬公司之僱員有關,且並無賦予任何董事或其聯繫人享有與參與該計劃或基金之人士不一致之特權或優惠。

董事及/或其聯繫人須於一間公司(或彼等藉以獲得其權益之任何第三者公司)直接或間接持有或實益擁有該公司任何類別股本或該公司股東可擁有投票權之百分之五或以上,則該公司方被視為董事及/或其聯繫人擁有百分之五權益之公司(僅限於上述情況及僅於該情況持續期間)。就本段而言,董事或其聯繫人以被動受託人或保管受託人身份持有而彼或彼等任何一人概無實益權益之任何股份,或董事或其聯繫人擁有權益之信託所包含之股份,而該董事或其聯繫人在其他人士有權收取該信託之收入期間一直有權享有該信託之復歸權或剩餘權,以及董事或其聯繫人僅以單位持有人之身份擁有一項認可單位信託計劃所包含之股份權益,則該等股份將不計算在內。

倘董事及／或其聯繫人合共持有公司任何類別股本百分之五或以上，而該公司在交易中有重大利益，則該董事及／或其聯繫人亦須視為在該交易中擁有重大利益。

倘任何董事會會議就有關董事(大會主席除外)之重大權益產生疑問，或任何董事(主席除外)之投票權有問題，而該問題未能透過自願放棄投票解決，除非有關該董事就其所知擁有之權益性質或範圍並未在董事會進行公開披露，則該問題須由大會主席處理，而有關該其他董事之決定須為最終及具決定性。倘上述問題乃有關大會主席，則該等問題須通過董事會決議案解決(該主席並無投票權)，而該決議案須為最終及具決定性，惟倘該主席就其所知擁有之權益性質或範圍並未在董事會公平披露者除外(公司細則第103條)。

2. 基於二零零二年二月十五日生效之上市規則修訂，主板上市公司：(i)獲准以電子方式向股東寄出或備妥公司通訊；(ii)獲准按其股東之意願向股東寄出英文或中文或同時寄出中英文版之公司通訊，惟在兩種情況下均須符合上市規則及所有適用法例：

   (a) 由本公司向股東發出之通知或文件(包括任何「公司通訊」(定義見上市規則))，可以書面或電報、電傳或傳真或其他電子傳送或通訊方式發出。本公司向任何股東發出或發送任何該等通知及文件，可經專人送達，或以預付郵資信封寄往該股東載於本公司股東名冊上之登記地址或該股東為上述目的提供予本公司之任何其他地址，或(視情況而定)傳送至該人士為向其發出通知而向本公司提供之任何地址或任何電傳或傳真號碼或電子號碼或地址或網址，或傳送通知之人士合理及真誠地相信在有關時間將會導致股東妥為收到通知之任何地址，或根據聯交所之規定，通過在指定報章(定義見公司法)或每天出版並在境內廣泛發行之報章刊登公告以作送達，並在適用法律允許之範圍內，在本公司或聯交所之網站上刊登並向股東發出一份通知，說明已備妥通知或其他文件(「備妥通知」)。備妥通知可以本文所載任何方式送達股東；

(b) 於其從本公司或其代理之伺服器發出當日視為已按電子方式發出。在本公司網站或聯交所網站刊登之通知，在本公司之備妥通知當作送達股東當日翌日，當作由本公司向股東發出；及

(c) 可以英文或中文向股東發出通知或文件(公司細則第160及161條)。

3. 基於二零零二年二月十五日生效之上市規則修訂及於二零零三年二月十四日生效之公司法修訂，主板上市公司獲准發出及分派財務報告概要以取代完整的報告：

(a) 本公司現時可寄發摘自本公司年度賬目之財務報表概要及董事會報告(兩者之格式及所載資料均須符合適用法例及規例之規定)，惟因其他原因而有權獲發本公司年度財務報表及董事會報告之任何人士，可向本公司送達書面通知，要求本公司除財務報表概要外，向彼寄發本公司年度財務報表及董事會報告之完整印刷本；及

(b) 發出董事會報告、編製至適用財政年度結算日並載有按簡易題目分列之本公司資產負債概要及收支報表之資產負債表及損益賬(包括須依法隨附之各份文件)，及公司細則第153條規定之核數師報告副本或上文第(a)分段詳述之財務報表概要(公司細則第153A條)印刷本之要求，倘根據所有適用法例、規則及規例(包括但不限於上市規則)，本公司在其電腦網絡或以任何其他允許方式(包括以任何方式發出電子通訊)刊發公司細則第153條所述文件及符合公司細則第153A條之財務報表概要(如適用)則視為已完成，而該人士已同意或被視為已同意以上述方式刊發或收取文件，即當作解除本公司向彼寄發該等文件之責任(公司細則第153、153A及153B條)。

4. 基於於二零零三年四月一日生效之證券及期貨條例修訂，證券及期貨(結算所)條例(「已廢除條例」)已隨著證券及期貨條例之生效而廢除。隨著證券及期貨條例生效，按已廢除條例所指之認可結算所，即香港中央結算有限公司，得視作已按證券及期貨條例獲認可為結算所：

(a) 公司細則內「結算所」之釋義作出修訂，使「結算所」意指本公司股份上市或掛牌之證券交易所所屬司法權區的法律所認可的結算所（公司細則第1條）；

(b) 倘股東為結算所（或其代理人，並在各情況下均為公司），可授權其認為合適之人士在本公司任何大會或任何類別股東大會上擔任其代表，惟有關授權須列明每位獲授權代表所涉及之股份數目及類別。按此獲授權之每名人士，均須視作獲正式授權而毋須提供其他實際憑證，且有權代表結算所（或其代理人）行使相同權利及權力，猶如該名人士為結算所（或其代理人）所持本公司股份之登記持有人就有關授權所指定之股份數目及類別可行使之權利及權力，包括個別舉手表決之投票權（公司細則第84(2)條）；及

(c) 如身為結算所（或其代理人）之股東委任一位以上之受委代表，則該名受委代表於舉手表決時可投一票（公司細則第66及84(2)條）。

5. 載列優先股之條款、條件、權利及限制之公司細則第9A條會於本公司之法定但未發行優先股股本註銷時刪除；其後，公司細則第3(1)條有關優先股之提述將會被刪除。

於股東週年大會上，董事擬尋求股東批准修訂本公司之公司細則，使其符合（當中包括）上述證券法例、上市規則、百慕達公司法及，如上文「註銷法定優先股股本」所述，刪除所有關於優先股之提述。本公司亦藉此澄清若干公司細則之條文。本公司公司細則之建議修訂之全文載於股東週年大會通告載列所建議的第6項決議案。

敬請股東注意，本公司之公司細則只有英文版，而股東週年大會通告所載第6項決議案有關本公司公司細則之用字及條文之中文譯本，僅作參考之用。

股東週年大會

股東週年大會通告載於本通函附錄二。

根據本公司之公司細則，提呈股東大會表決之決議案均須以舉手方式表決，除非於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(i)大會主席；或(ii)最少三名親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且當時有權於會上投票的股東；或(iii)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(iv)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決則另作別論。

適用於股東週年大會之代表委任表格附於本通函內。倘　閣下未能親自出席股東週年大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟無論如何須於大會或其任何續會(視乎情況而定)指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

推薦意見

董事認為授予發行授權、購回授權、註銷法定但未發行之優先股股本及修訂本公司之公司細則乃符合本公司及股東之最佳利益，故建議　閣下投票贊成將於股東週年大會上提呈之決議案。

一般事項

於最後實際可行日期，就本公司於作出一切合理查詢後所知，概無任何股東按上市規則須放棄就股東週年大會通告載列所建議的任何決議案投票。

本通函及隨附之代表委任表格之英文版本如與有關之中文版本出現歧異，概以英文版本為準。

此致

列位股東　台照
及僅供本公司之購股權持有人參照

承董事會命
主席
Richard John Siemens
謹啟

二零零四年四月二十日

由於本通函同時以中英文印刷於同一冊子內，故選擇收取本公司公司通訊之英文或中文印刷版本之股東將同時收到兩種語文版本之通函。如有疑問，請聯絡本公司之股份過戶登記處香港分處秘書商業服務有限公司，電話號碼為2980 1766，或傳真號碼2861 1465。

本通函之中英文版本可於本公司網站取得，本公司亦已向聯交所呈交有關電子版本。

股東可隨時選擇以印刷或電子版本收取公司通訊。如欲在將來取得本公司英文或中文或兩種語文之公司通訊，或接收電子通訊，或取消或修改以前之指示，股東可填妥及簽署指定表格，有關電子版本可於本公司網站下載，並交回本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

本附錄為根據上市規則之規定送呈各股東有關購回授權建議之說明函件。

1. 上市規則

上市規則准許以聯交所作為第一上市地位之公司，可在遵守若干限制下於聯交所購回其證券，其最重要之限制概述如下：

(a) 股東批准

以聯交所作為第一上市地位之公司如在聯交所購回證券，須事先通過普通決議案批准(不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目，最多不得超過有關批准購回股份之一般授權之決議案通過當日該公司已發行股本之10%。在未經聯交所批准之情況下，公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議，惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議，可購回之股份總數最多以批准購回授權之決議案通過當日已發行股份10%為限。於最後實際可行日期，本公司已發行股份數目為470,894,200股。根據該數字(假設於最後實際可行日期後至股東週年大會舉行前再無額外發行或購回股份)計算，本公司可根據購回授權購回最多達47,089,420股股份。

3. 購回之理由

儘管董事現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。該等購回可能會提高資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。只有在董事相信購回股份對本公司及其股東有利之情況下方會進行購回。

4. 購回股份之資金

購回股份所需資金必須由根據本公司組織章程大綱與公司細則及百慕達適用法例可合法用作此用途之資金撥付。

倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成不利影響（對照本集團截至二零零三年十二月三十一日止年度之經審核綜合財務報表所披露之有關狀況，該報表即本公司最近期公佈之賬目）。然而，倘購回股份會對董事認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事不擬行使購回授權。

5. 董事之承諾

董事已向聯交所承諾，倘上市規則、本公司組織章程大綱與公司細則及百慕達適用法例適用，則會根據上述規定行使購回授權。

各董事及（就董事所知，並在作出一切合理查詢後所知）彼等之任何聯繫人（定義見上市規則）目前無意於購回授權獲股東批准並予以行使時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士（定義見上市規則）通知，表示彼等目前有意於購回授權獲股東批准並予以行使時，向本公司出售任何股份，或已承諾不會作出此舉。

6. 收購守則之影響

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據收購守則，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司董事Richard John Siemens先生、Kuldeep Saran先生及William Bruce Hicks先生連同彼等控制之公司合共實益持有238,887,597股本公司股份(佔本公司已發行股本約50.73%)。假設全面行使購回授權，而彼等所持股份數目不變，則彼等之股權將增至本公司已發行股本約56.37%。根據現行持股量計算，就董事所知，倘全面行使購回授權，將不會涉及收購守則之任何規定。

董事將在彼等認為對股東有利之情況下方會行使購回授權所賦予之權力購回股份。此外，董事現時無意行使購回授權，致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

7. 本公司購回股份

本公司於最後實際可行日期前六個月內概無在聯交所或循其他途徑購回任何股份。

8. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	每股價格	
	最高價	**最低價**
	港元	*港元*
二零零三年		
四月	0.128	0.080
五月	0.144	0.090
六月	0.280	0.132
七月	0.375	0.232
八月	0.320	0.255
九月	0.375	0.280
十月	0.305	0.242
十一月	0.280	0.180
十二月	0.200	0.148
二零零四年		
一月	0.270	0.180
二月	0.350	0.224
三月	0.300	0.250

茲通告e-Kong Group Limited(「本公司」)將於二零零四年五月十八日(星期二)上午十時正假座香港金鐘道89號力寶中心第二座3805室舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽截至二零零三年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及釐定其酬金。

3. 續聘核數師，並授權董事會釐定其酬金。

特別事項

4. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. 「**動議**：

(a) 除本決議案第(c)段另有規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並作出或授出可能需行使該等權力之建議、協議或購股權，惟須遵守所有適用法例之規定；

(b) 根據本決議案第(a)段所述之批准授權本公司董事於有關期間內作出或授出可能需於有關期間結束後行使該等權力之建議、協議或購股權；

(c) 本公司董事會依據本決議案第(a)段所載批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)及發行之股本面值總額，惟不包括因下列事項而發行之股份：

(i) 配售新股(定義見下文)；或

(ii) 根據本公司不時之公司細則進行之以股代息計劃或類似安排，以替代本公司股份之全部或部份股息；或

(iii) 因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及／或其任何附屬公司之董事或僱員或其他合資格參加者授出或發行股份或可認購本公司股份之權利之類似安排；或

(iv) 行使本公司可能發行之本公司股本中每股面值1.00港元非累積可兌換可贖回優先股所附之贖回或兌換權；或

(v) 行使本公司可能發行之任何認股權證或任何其他可換股證券所附認購權或兌換權，

不得超過本決議案通過當日本公司已發行股本面值總額20%，而上述批准亦以此數額為限；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案撤銷或修改之日。

「配售新股」乃於本公司董事指定期間，向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人，按彼等當時所持股份或任何類別股份比例發售股份之建議，惟本公司董事可就零碎股份，或適用於本公司之任何地區法例之限制或責任，或任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排。」

B.　「**動議**：

(a)　除本決議案第(b)段規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所(「認可證券交易所」)，購回本公司股份，惟須符合所有適用法例及／或聯交所及(如適用)任何其他認可證券交易所不時修訂之證券上市規則之規定；

(b)　本公司根據本決議案第(a)段於有關期間購回之股份面值總額不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c)　就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列三項中之較早者之期間：

(i)　本公司下屆股東週年大會結束時；

(ii)　本公司之公司細則或任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii)　在本決議案下之授權經本公司股東在股東大會上以普通決議案撤銷或修改之日。」

C.　「**動議**待上文第4A及第4B項決議案獲通過後，謹此擴大本公司董事獲授並於當時有效以根據第4A項決議案配發、發行及處理本公司額外股份之一般權力，方法為加入本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件同意將予配發、發行及處理之本公司股份面值總額(即本公司根據第4B項決議案所授予之授權而購回之本公司股本面值總額)，惟所擴大之面值不得超過本公司於通過本決議案當日之已發行股本面值總額之10%」。

5. 考慮及酌情通過下列決議案(不論有否修訂)為普通決議案：

「**動議**註銷本公司全部法定惟未發行之可換股優先股本(288,292,402港元，分為288,292,402股每股面值1.00港元之可換股優先股)(「縮決股本」)，並一般授權本公司董事全權酌情決定辦理一切彼等認為必須或適合之行為、行動及事宜，以落實進行縮減股本。」

6. 考慮及酌情通過下列決議案(不論有否修訂)為特別決議案：

「**動議**按以下方式修訂本公司現有細則：

(a) 在公司細則第1條「該法例」釋義之後插入下列新釋義：

「「聯繫人」　指　指定證券交易所規則所賦予之涵義。」；

(b) 以下文新釋義取代公司細則第1條中「結算所」及「本公司」之現有釋義：

「「結算所」　指　本公司股份上市或掛牌之證券交易所所屬司法地區的法律所認可的結算所。」

「「本公司」　指　e-Kong Group Limited。」；

(c) 刪除公司細則第3(1)條「及每股面值1.00港元之優先股」及「於二零零二年十一月二十二日」等字；

(d) 以下文新公司細則第6條取代現有公司細則第6條：

「6.在法律規定之確認及同意下，本公司可不時藉特別決議案減少其法定或已發行股本或任何股份溢價賬(惟本公司可隨時以該法例明文允許之方式使用股份溢價除外)或其他不可分派之儲備。」；

(e) (i) 在公司細則第9條開首處「根據該法例第42條及43條」等字後，加入「該等公司細則，及任何股份持有人所獲授或任何類別股份所附任何特別權利，」；及

(ii)　在公司細則第9條結尾處加入下列新句子：

「倘本公司為贖回而買入一股可贖回股份，並非透過市場或投標方式購買之股份須受本公司不時在股東大會上一般地或就特定購買所釐定之最高價格所規限。倘購買透過投標進行，必須可供全體同類股東參與。」；

(f)　刪除公司細則第9A條全文；

(g)　在公司細則第10(a)條第二行「兩名人士」及公司細則第10(a)條第四行「兩名親身出席之股東」等字後，插入「(或如股東為公司，則為正式授權之代表)」；

(h)　用下列字句取代公司細則第12(1)條「根據該法例及該等公司細則」等字：

「根據該法例、該等公司細則及本公司可能在股東大會上發出之任何指示」；

(i)　用下列新公司細則第19條取代現有公司細則第19條：

「19.股票須於配發後或(倘屬本公司當時有權拒絕登記且並未登記之轉讓除外)轉讓文據遞交本公司後，在該法例規定之有關時限內或指定證券交易所可能不時釐定之有關時限內(以較短者為準)發出。」；

(j)　用「相關」一詞取代公司細則第20(2)條「2港元或諸如其他」等字；

(k)　刪除公司細則於第26條結尾的第二句「董事可就股東之間不同之催繳金額及支付時間作出發行股份之安排。」；

(l)　在公司細則第43(1)(a)條「各股東的姓名及地址、其所持有股份數目及類別」等字後插入「，就有關任何未繳足的股份，」；

(m)　在公司細則第44條中「符合任何指定證券交易所的規定的任何其他報章」等字後插入以下文字：

「或透過指定證券交易所可能接受的任何方式及方法」等字；

(n) 刪除現有公司細則第46條全文並以下述新公司細則第46條取代：

「46.根據該等公司細則，任何股東可透過慣常或通常格式或指定證券交易所指定之格式或董事會批准之任何其他格式之轉讓文書，轉讓其全部或任何股份或，倘轉讓人或承讓人為一間結算所或其代理人，則可以手寫或機印或董事會可能不時批准的其他方式簽署。」；

(o) 用「在不違反公司細則第46條的原則下，該」等字取代公司細則第47條第二句句首的「該」字；

(p) 在公司細則第51條中「及(如適用)符合指定證券交易所規定的任何其他報章」等字後插入以下文字：

「或透過指定證券交易所可能接受的任何方式及方法」；

(q) 用「其法定會議召開」取代公司細則第56條第二行「註冊成立」等字；

(r) 用以下新句子取代公司細則第61(2)條第二句：

「兩(2)名有權親身或委派代表出席大會及在會上投票的股東(或倘股東為公司，則其正式授權代表)在所有方面均構成法定人數。」；

(s) 用以下新公司細則第66條取代現有公司細則第66條：

「66.在任何股份當時依據該等公司細則而附帶之任何特別權利或限制的規限下，於任何股東大會舉手投票時，親身出席(或如為公司，則由根據該法例第78條正式授權代表代為出席)或由受委代表出席的股東，將各自擁有一票，而於表決時，親身出席或由受委代表出席(或股東如為公司，則由其正式授權代表代為出席)的各股東，將可就彼所持有的每股繳足股款股份擁有一票，惟就前述目的而言，於催繳或分期付款前就股份繳足或列賬繳足之金額，不得視作繳足股款之股份。不論該等公司細則所載的任何規定，倘身為結算所的股東(或其代理人)委任多於一名受委代表，則有關受委代表將於舉手投票時擁有一票。於會上提呈以供表決的決議案將以舉手投票方式決定，惟於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：

(a) 大會主席；或

(b) 最少三名親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且當時有權於會上投票的股東；或

(c) 親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或

(d) 親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且持有附有大會投票權的本公司股份，其已繳足總額相當於附有該權利的所有股份已繳足總額不少於十分一的股份的一名或多名股東要求以投票方式表決。

作為股東受委代表的人士（或股東如為公司，則由其正式授權代表）所提出要求，須視作等同股東所提出的要求。」；

(t) 重新編號現有公司細則第76條為公司細則第76(1)條及插入新公司細則第76(2)條如下：

「(2)倘本公司知悉任何股東按照指定證券交易所之規則，須對本公司任何特定決議案放棄投票或受到限制而僅可對本公司任何特定決議案投票贊成或投票反對，則在該股東在違反該規定或限制之情況下所作出或代表其作出之任何投票均不得計算在內。」；

(u) 用以下新公司細則第78條取代現有公司細則第78條：

「78.凡有權出席本公司大會並於會上投票之任何股東，均有權委派另一人為其受委代表，代其出席大會並在會上投票。倘一名股東持有兩股或以上股份，可委派超過一名受委代表出席本公司股東大會或類別股東大會並在會上投票。受委代表毋須為股東。此外，不論為代表個人股東或公司股東之受委代表，均有權代表該名股東行使其可行使之同等權利。」；

(v)　用以下新公司細則第84(2)條代替現有公司細則第84(2)條：

「(2)倘股東為結算所（或其代理人，並在各情況下均為公司），可授權其認為合適之人士在本公司任何大會或任何類別股東大會上擔任其代表，惟有關授權須列明每位獲授權代表所涉及之股份數目及類別。按照此公司細則之條文獲授權之每名人士，均須視作正式獲授權而毋須提供其他實際憑證，且有權代表結算所（或其代理人）行使相同權利及權力，猶如該名人士為結算所（或其代理人）所持本公司股份之登記持有人就有關授權所指定之股份數目及類別可行使之權利及權力，包括個別舉手表決之投票權。」；

(w)　用以下新公司細則第86(1)條取代現有公司細則第86(1)條：

「(1)除非本公司股東大會另行決定，否則董事人數不得少於二(2)人；董事人數不設上限，除非股東在股東大會不時作出決定。董事須首先在股東法定大會上選出或委任，之後在根據公司細則第87條召開的股東週年大會或任何股東特別大會上選出或委任，任期直到下屆董事獲委任或繼任董事被選出或委任為止。任何股東大會可授權董事會在股東大會上選舉填補董事人數空缺。」；

(x)　用以下新公司細則第88條取代現有公司細則第88條：

「88.除非獲董事推薦應選，否則，在大會上退任之董事以外之人士，概無資格於任何股東大會上應選為董事。然而，如有資格出席通告所召開之股東大會並在會上投票之股東（獲提名之人士除外）簽署發出通知，以表示其提名該名人士應選董事之意向，以及獲提名人士亦向本公司發出願意應選之通知，而通知已交回總辦事處或註冊辦事處，否則概無任何人士可於任何股東大會上符合資格應選董事，惟發出該等通知之期間最少須為七(7)天，而呈交該等通知之起始時間不得早於發出指定進行董事選舉之股東大會通告後當日，結束時間則不得遲於該股東大會日期前七(7)日。」；

(y)　刪除公司細則第89(1)條結尾處「董事會決定接受該辭呈」等字；

(z)　以「董事 (directors)」一詞取代公司細則第100條(c)第十五行內之「董事 (Directors)」一詞；

(aa) 用以下新公司細則第103條取代現有公司細則第103條：

「103. (1) 董事不得就批准該董事或其任何聯繫人擁有重大利益之任何合約或安排或任何其他建議之任何董事會決議案投票(亦不可計入法定人數)，惟此項禁止條款不適用於以下任何一項：

(i) 就董事或其聯繫人所借出之款項、或該董事或其聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益而產生或承擔之責任，給予該董事或其聯繫人任何抵押或彌償保證所訂立之任何合約或安排；

(ii) 就董事或其任何聯繫人本身為本公司或其任何附屬公司之債項或債務承擔全部或部份責任(不論為根據一項擔保或彌償保證而獨自或共同或以出具抵押之方式作出承擔)，而給予第三方任何抵押或彌償保證所訂立之任何合約或安排；

(iii) 有關由本公司或本公司可能發起或擁有權益之任何其他公司提呈或提呈本公司或該等任何其他公司之股份或債券或其他證券以供認購或購買，而董事或其聯繫人於參與包銷或分包銷發售建議中擁有或將擁有權益之發售建議所訂立之任何合約或安排；

(iv) 董事或其聯繫人僅因其於本公司之股份或債券或其他證券擁有權益，而與本公司之股份或債券或其他證券之其他持有人以相同方式擁有權益之任何合約或安排；

(v) 有關與董事或其聯繫人僅因身為高級職員或行政人員或股東而直接或間接擁有權益之任何其他公司訂立之任何合約或安排，該等公司不包括董事及／或其聯繫人實益擁有百分之五或以上已發行股份權益或任何類別股份之投票權之公司(或任何第三方公司，而彼之權益或其聯繫人之權益乃透過該公司衍生)；或

(vi) 有關採納、修訂或執行購股權計劃、退休金或退休、身故或殘疾福利計劃或其他安排之任何建議，而該計劃或基金乃與董事、其聯繫人及本公司或其任何附屬公司之僱員有關，且並無賦予任何董事或其聯繫人享有與參與該計劃或基金之人士不一致之特權或優惠。

(2) 董事及／或其聯繫人須於一間公司(或彼等藉以獲得其權益之任何第三者公司)直接或間接持有或實益擁有該公司任何類別股本或該公司股東可擁有投票權之百分之五或以上，則該公司方被視為董事及／或其聯繫人擁有百分之五權益之公司(僅限於上述情況及僅於該情況持續期間)。就本段而言，董事或其聯繫人以被動受託人或保管受託人身份持有而彼或彼等任何一人概無實益權益之任何股份，或董事或其聯繫人在其他人士有權收取一項信託之收入期間僅擁有該信託所包含之股份權益之撥回或剩餘價值，以及董事僅以單位持有人之身份擁有一項獲授權單位信託計劃所包含之股份權益，則該等股份將不計算在內。

(3) 倘董事及／或其聯繫人合共持有公司任何類別股本百分之五或以上，而該公司在交易中有重大利益，則該董事亦須視為在該交易中擁有重大利益。

(4) 倘任何董事會會議就有關董事(大會主席除外)之重大權益產生疑問，或任何董事(主席除外)之投票權有問題，而該問題未能透過自願放棄投票解決，除非有關該董事就其所知擁有之權益性質或範圍並未在董事會進行公開披露，則該問題須由大會主席處理，而有關該其他董事之決定須為最終及具決定性。倘上述問題乃有關大會主席，則該等問題須通過董事會決議案解決(該主席並無投票權)，而該決議案須為最終及具決定性，惟倘該主席就其所知擁有之權益性質或範圍並未在董事會進行公平披露者除外。」；

(ab) 刪除公司細則第115條結尾處「任何董事可提前或追溯性豁免收取任何會議通知。」一句；

(ac) 在公司細則第116(2)條第二行「會議電話」後插入「，電子」等字；

(ad) 用以下新公司細則第122條取代現有公司細則第122條：

「122. 全體董事（因健康欠佳或殘疾而暫時未能簽署則作別論）及替任董事（如適合）（其委任人暫時未能如上述行事）以書面簽署之決議案為有效及具效力，猶如該決議案已於正式召開並舉行之董事會議通過，惟該等簽署人之數目須達法定人數，而該決議案之文本或其內容已按該等公司細則所規定，以發出會議通知之方式，傳達給當時有權收到董事會議通告之全體董事，惟董事知悉或獲任何董事提出任何反對決議案除外。該決議案可載於一份或數份格式類似之文件，每份由一名或以上董事或替任董事簽署，就此而言，董事或替任董事之傳真簽字得視為有效。」；

(ae) 用「的」取代公司細則第123條第四行「任何成員」後的詞語「或」字；

(af) 用以下新公司細則第127(4)條取代現有公司細則第127(4)條：

「(4)倘本公司根據該法例委派常駐代表常駐百慕達，該常駐代表須遵守該法例之條文。

本公司須向常駐代表提供其為遵守該法例條文而可能要求之文件及資料。

常駐代表有權接收所有董事會議或其任何委員會議或本公司股東大會之通告，並有權參加該等會議及在會上發表意見。」；

(ag) 用以下新公司細則第132(1)(a)條及第132(1)(b)條取代現有公司細則第132(1)(a)條及第132(1)(b)條：

「132. (1) 董事會須安排在辦公室存置一本或多本董事及高級行政人員名冊，其中記載有關各董事及高級行政人員之以下資料：

(a) （倘為個人）其現時姓名及住址；及

(b)　(倘為公司)其名稱及註冊辦事處。」；

(ah) 將現有公司細則第133條的編號改為公司細則第133(1)條，其後插入下列新公司細則第133(2)條：

「(2)根據該法例及該等公司細則編製之會議記錄須由辦公室秘書留存。」；

(ai) 將現有公司細則第136條的編號改為公司細則第136(1)條，其後插入下列新公司細則第136(2)條：

「(2)儘管該等公司細則有任何條文，董事可在適用法律允許之情況下授權銷毀該等公司細則第(1)段(a)至(e)分段所載文件及任何其他有關股份註冊之文件。該等文件已由本公司或股份過戶登記處代表本公司製成微縮菲林或以電子方式貯存。惟此公司細則只適用於真誠地銷毀文件，且本公司及其股份過戶登記處沒有收到明確通知，指該等文件與索償有關而須予保存。」；

(aj) 用以下新公司細則第153、第153A及第153B條取代現有公司細則第153(A)及第153(B)條：

「153. 在該法例第88條及公司細則第153A條之規限下，就編製至適用財政年度完結時之董事會報告(載有以簡明標題呈列之本公司資產及負債概要及收入與開支報表)及資產負債表及損益賬(包括法律規定隨附之各文件)之列印副本，及核數師報告副本，須於股東大會之日前至少二十一(21)日派發予各有權獲派發之人士，並遵照該法例之規定置於本公司股東大會上，惟此公司細則不得要求將該等文件之副本送呈本公司不知悉其地址或身為任何股份或債券一名以上聯名股東之任何人士。

153A. 在所有適用法規、規則及規例(包括但不限於指定證券交易所之規則)允許之範圍內並受其規限，並以取得所有所需批准(如有)為條件，就任何人士而言，以任何法規不禁止之方式向該人士寄發摘自本公司年度賬目之財務報表概要及董事會報告(兩者之格式及所載資料均須符合適用法例及規例之規定)，即當作符合公司細則第153條之規定，惟因其他原因而有權獲發本公司年度財務報表及董事會報告之任何人士，可向本公司送達書面通知，要求本公司除財務報表概要外，向彼寄發本公司年度財務報表及董事會報告之完整印刷本。

153B. 向公司細則第153條所述人士寄發該條所述文件或根據公司細則第153A條向彼寄發財務報表概要之責任；倘根據所有適用法規、規則及規例(包括但不限於指定證券交易所之規則)，本公司在其電腦網絡或以任何其他允許方式(包括以任何方式發出電子通訊)刊發公司細則第153條所述文件及符合公司細則第153A條之財務報告概要(如適用)則視為完成，而該人士已同意或被視為已同意以上述方式刊發或收取文件，即當作解除本公司向彼寄發該等文件之責任。」；

(ak) 用詞語「二十一(21)日」取代公司細則第154(2)條第五行內之詞語「十四(14)日」；

(al) 用以下新公司細則第160條取代現有公司細則第160條：

「160. 由本公司向股東發出之通知或文件(包括任何根據指定證券交易所規則所指之公司通訊)，不論是否根據該等公司細則而送達或作出，均須以書面或電報、電傳或傳真或其他電子傳送或通訊方式發出。本公司向任何股東發出或發送任何該等通知及文件，可經專人送達，或以預付郵資信封寄往該股東載於股東名冊上之登記地址或該股東為上述目的提供予本公司之任何其他地址，或(視情況而定)傳送至該人士為向其發出通知而向本公司提供之任何地址或任何電傳或傳真號碼或電子號碼或地址或網址，或傳送通知之人士合理及真誠地相信在有關時間將會導致股東妥為收到通知之任何地址，或根據指定證券交易所之規定，通過在指定報章(定義見該法例)或每天出版並在境內廣泛發行之報章刊登公告以作送達，並在適用法律允許之範圍內，在本公司或指定證券交易所之網站上刊登並向股東發出一份通知，説明已備妥通知或其他文件(「備妥通知」)。備妥通知可以上文所載任何方式送達股東。倘股份屬聯名持有，所有通知須給予在股東名冊上排名首位之聯名持有人。按此方式送達之通知，於發出或發送予所有聯名持有人時，足以視為已發出或發送。」；

(am) 用以下新公司細則第161條取代現有公司細則第161條：

「161. 任何通告或其他文件：

(a) 若以郵遞方式送出或發送，在適用情況下須以空郵方式郵寄(信封須已支付郵資並寫上地址)，任何通告或任何文件投遞當日之翌日將被視作已經發出或發送。為證實有關發出或發送，須有足夠證明載有通告或文件的信封或

包裝已填妥地址及妥為郵寄，而由秘書或本公司其他人員或董事會委任之其他人士簽署之書面證明，表示載有通告或其他文件之信封或包裝已妥為填寫及寄出，須為總結性證據；

(b) 倘以電子通訊方式發出，於其從本公司或其代理之伺服器發出當日視為送達。在本公司網站或指定證券交易所網站刊登之通知，在本公司之備妥通知當作送達股東當日翌日，當作由本公司向股東發出；

(c) 倘以該等公司細則擬定之任何其他形式送出或發送，於專人送出或發送之時須視為已發出或發送，或視情況而定，於有關寄發、傳送或刊印之時已發出或發送。為證實有關發出或發送，由秘書或本公司其他人員或董事會委任之其他人士簽署就有關發出、發送、寄發、傳送或刊印之行動及時間之書面證明，須視為總結性證據；及

(d) 可以英文或中文送達股東，但以妥為遵守所有適用法規、規則及規例為限。」；

(an) 在公司細則第164條中詞語「電報或電傳或傳真」後插入以下文字：

「或電子」；

及

(ao) 在公司細則第169條中以「就」(in respect of) 字取代「因應」(respecting) 一詞；

及

動議謹此授權本公司之董事可全權酌情決定辦理一切彼等認為適合之行為、行動及事宜，以落實完成上述事項。」

承董事會命
公司秘書
劉偉明

香港，二零零四年四月二日

附註：

1. 凡有權出席上述通告所召開之大會（或其任何續會）並於會上投票之股東，均有權委任一名代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。

3. 填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回。

4. 倘為任何股份之登記股份持有人，如其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為唯一有權投票之持有人，惟倘超過一名聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊中就該等股份而言排名較先之聯名持有人，方有權就該等股份投票。

5. 根據本公司之公司細則，提呈股東大會表決之決議案均須以舉手方式表決，惟於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(i)大會主席；或(ii)最少三名親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且當時有權於會上投票的股東；或(iii)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(iv)親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決。

6. 載有關於上述第4B項決議案其他詳情之説明文件，將連同本公司二零零三年年報寄予各股東及有關人士。

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

股東週年大會
代表委任表格

與本代表委任表格有關之股份數目 *(附註1)*	

本人／吾等 *(附註2)* ______________________________

地址為 ______________________________

乃e-Kong Group Limited (「本公司」) 股東，**茲委任** *(附註3)* ______________________________

地址為 ______________________________

或 (若彼未能出席) 大會主席為本人／吾等之代表，代表本人／吾等出席本公司將於二零零四年五月十八日 (星期二) 上午十時正於香港金鐘道89號力寶中心第二座3805室舉行之股東週年大會 (或其任何續會)，以便考慮並酌情通過召開上述大會通告所載之各項決議案，並於大會 (或其任何續會) 上，按下列指示代表本人／吾等及以本人／吾等之名義投票表決。如未有作出任何指示，則本人／吾等之代表可自行酌情投票。

	決議案	贊成 *(附註4)*	反對 *(附註4)*
1.	省覽及考慮截至二零零三年十二月三十一日止年度之經審核綜合財務報表、董事會報告及核數師報告。		
2.	重選下列退任董事及釐定其酬金：		
	(A)韋雅成先生	(A)	(A)
	(B) Matthew Brian Rosenberg先生	(B)	(B)
3.	續聘核數師，並授權董事會釐定其酬金。		
4.	(A)授予董事會發行股份之一般授權。	(A)	(A)
	(B)授予董事會購回股份之一般授權。	(B)	(B)
	(C)將根據第4(B)項決議案授予之權力所購回之任何股份，一併加入在第4(A)項決議案下之發行股份一般授權內。	(C)	(C)
5.	如股東週年大會通告第5項決議案所述，註銷本公司法定優先股股本。		
6.	如股東週年大會通告第6項決議案所述，修改本公司細則。		

日期：二零零四年 __________ 月 __________ 日

簽署 *(附註5)*：______________________________

附註：

1. 請填上與本代表委任表格有關，並以 閣下名義登記之普通股股份數目，如未有填上股份數目，則本代表委任表格將被視為與所有以 閣下名義登記之本公司股本中之股份有關。
2. 請用**正楷**填上全名及地址。
3. 請於適合欄內填上 閣下所擬委派代表之姓名及地址，**如無填上任何姓名，則大會主席將出任 閣下之代表。**
4. **重要提示： 閣下如欲投票贊成任何決議案，請在「贊成」欄內填上「✓」。 閣下如欲投票反對任何決議案，則請在「反對」欄內填上「✓」號。**倘 閣下並無作出任何投票指示，則 閣下之受委代表可自行酌情投票。此外， 閣下之受委代表亦可酌情就任何召開大會通告以外於大會上正式提呈之決議案自行酌情投票。本代表委任表格所載之決議案內容僅為概要。各項決議案之全文載於召開大會之通告內。
5. 本代表委任表格必須由 閣下或 閣下以書面形式正式授權之人士簽署；如為一間公司，則必須加蓋公司印鑑或由公司之負責人、受託代表或獲正式授權之其他人士親筆簽署。
6. 倘為任何股份之聯名登記持有人，則任何該等人士均可親身或委派代表在會上就有關股份投票，猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或由受委代表出席大會，則只有在股東名冊內就有關股份而言排名較先之聯名持有人方有權就該等股份投票。此外，只會接納上述人士之投票，而其他聯名登記持有人就有關股份所作之投票均屬無效。
7. 代表委任表格連同經簽署之授權書或其他授權文件 (如有) 或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會 (視情況而定) 指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會及於會上投票。倘 閣下出席大會，則本代表委任表格將視為已撤回論。
8. 受委代表毋須為本公司股東，惟須親身代表 閣下出席大會。
9. **本代表委任表格之每項更改，均須由簽署之股東簡簽示可。**



e-KONG Group Limited

二零零三年 年報



e-KONG

公司資料

董事會
執行董事
Richard John Siemens先生 *(主席)*
Kuldeep Saran先生 *(副主席)*
林祥貴先生

非執行董事
William Bruce Hicks先生

獨立非執行董事
韋雅成先生
Matthew Brian Rosenberg先生

公司秘書
劉偉明先生

核數師
摩斯倫 • 馬賽會計師事務所
特許會計師
執業會計師

法律顧問
的近律師行
王培芬律師事務所
Conyers Dill & Pearman

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
FirstService Bank (National Penn Bank之分支)

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要辦事處
香港
金鐘道89號
力寶中心第二座3805室
電話：+852 2296 9700
傳真：+852 3101 0194

股份代號
香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

美國預託證券存管處
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286
USA

目錄

財務撮要

	二零零三年 千港元	二零零二年 千港元	百分比變動
營業額			
電訊業務			
• 北美洲 (ZONE美國)	**264,997**	177,464	+49%
• 亞太區 (ZONE亞洲)	**133,131**	121,079	+10%
其他	**4,415**	18,203	-76%
	402,543	316,746	+27%
毛利	**167,415**	89,760	+87%
EBITDA	**23,804**	(109,084)	
虧損淨額	**(19,756)**	(186,274)	
流動資產淨值	**22,776**	3,018	+655%

營業額(千港元)


400,000
200,000
0
263,896
316,746
402,543
2001
2002
2003
ZONE美國
ZONE亞洲
其他

毛利(千港元)及
毛利佔營業額之百分比


200,000
100,000
0
40%
20%
0%
49,858
89,760
167,415
2001
2002
2003
毛利
毛利百分比

EBITDA(千港元)


0
(100,000)
(200,000)
23,804
2003
(109,084)
(218,160)

虧損淨額(千港元)


0
(400,000)
(800,000)
2003
(19,756)
(186,274)
(681,315)

e-KONG集團主要經營附屬公司之業務為提供電訊服務。本公司在香港聯交所主板上市(香港聯交所股份代號:524),並透過The Bank of New York推出第一級美國預託證券計劃(股票代號:EKONY)。

本集團主要之業務ZONE,目前均有在美國、香港及新加坡營運,利用其網絡技術,提供廣泛的電訊服務,令客戶可從眾多供應商中選擇多種的語音及數據相關服務,並提供工具予客戶以管理其電訊需要。

主席報告書

本集團之營運於二零零三年均享有豐碩的一年。把資源集中在核心ZONE電訊業務，從本集團之營業額錄得上升，而業績得到進一步改善，證明是成效卓越的策略。儘管市場充滿挑戰，但本集團於本年度仍兑現其承諾達到正EBITDA。

鑑於本集團已在美國、香港及新加坡開展可持續之業務，本集團已作好準備，抓緊業務發展之機會。本集團已在各地營運設立及引用高科技平台，建立穩固之客戶基礎，因此各地業務擁有相當優勢，可在當地有所擴展，甚至越區發展。

在美國，本集團預計藉著擴展ZONE美國之銷售渠道至美國其他地區，繼續提高其市場佔有率。預計升幅將來自現時之語音電訊相關服務以及ZONE美國已擴展之新服務，包括本地專線服務、虛擬私有網絡及其他數據解決方案，以及其他IP類服務。

網絡電話(VoIP)突破了語音電話傳送之主要技術，亦創造了為市場內擁有寬頻網絡或數位用戶迴路互聯網連接服務之住宅及小型商戶市場提供電訊服務之新商機。目前，美國使用寬頻服務之家庭逾二千四百萬戶。ZONE美國隨著美國之最新市場及科技與監管發展同步並進，並將考慮根據客戶需求及財務回報把該服務擴展至住宅及小型商戶市場。

在香港，儘管經濟情況有所改善，電訊市場競爭仍然相當激烈。ZONE香港認為，為在中國大陸經商之香港公司提供服務，具有龐大之商機。該等企業正尋求具競爭力及創新之服務，用以與國內相關單位保持聯繫。ZONE香港計劃提供成本低且可靠之IP類電話替代服務，以滿足客戶之需求。

透過更緊密經貿關係安排(CEPA)以及中國加入世界貿易組織(WTO)，中國大陸放寬對電訊業之管控，將為香港公司開拓一個龐大之市場。本集團預備在市場及監管環境許可及前景樂觀時，進軍中國市場。

本集團認為ZONE新加坡具進一步提高市場佔有率之良好潛力。新加坡將繼續引入嶄新及創新增值服務，並把服務維持在高素質、價值具競爭力之水平。此外，由於放寬監管及增長之步伐於東南亞及南亞部分國家(特別是印度)得以加快，故本集團計劃利用新加坡作為其開拓該區域之基地。

放眼全球，電訊業現正改變模式，市場上越來越多開放程式及融合性科技。例如以軟交換技術為基礎之下一代網絡(NGN)解決方案等革新技術，共同IP核心基建及多用途IP應用協定，為客戶提供更多選擇，滿足彼等對電訊之需要，使電訊服務成本下降，地域疆界阻隔減低。語音、錄像及數據通訊藉著日新月異之可靠綜合技術，得以快速融合。

原先集中在有線網絡應用之IP基礎發展，現亦為無線營運商帶來莫大裨益。例如，當3G網絡展開序幕，而2G繼續其發展，對無線電平台共同運作及IP基礎核心網絡付出之人力物力，不僅讓營運商創造出更有效及經濟之網絡，亦可引入嶄新及高科技語音、寬頻數據及錄像服務。

隨着本集團持續發展，對營造長遠穩定業務及回饋股東，前景保持樂觀。本集團之主要能力仍然是透過革新技術及業務系統，有效地為客戶提供創新服務。本集團計劃積極尋求機會，運用現有技術平台，從現有營運中開拓。由於令人興奮的新技術已完備，而大型新市場亦在鄰近地區內出現，本集團在繼續擴展現有業務之餘，將把握良機，拓展其他相輔相成之通訊領域，包括IP類、無線及數據服務。

本人謹代表董事會，對各客戶、股東、商業夥伴及專業顧問之支持以及所有員工為本集團作出之辛勤工作與忠誠貢獻，致以衷心感謝。



主席
Richard John Siemens

二零零四年四月二日

業務回顧

本集團於二零零三年之主要業務目標為取得可持續增長之營業額，提高營運效率，並為本集團達致正EBITDA。儘管回顧年度之市場環境充滿挑戰，本集團仍能兌現所有承諾。與二零零二年比較，二零零三年之營業額增加27.1%，營運開支減少23.0%，年內並錄得23,800,000港元之正EBITDA。

於二零零三年，本集團仍然專注於提高ZONE電訊業務（「ZONE」）於美國、香港及新加坡之收益及改善其營運業績。

ZONE美國業務之語音電訊相關服務錄得持續提升，尤其是企業客戶之增長最為突出。ZONE美國亦已擴大其主要以企業客戶為目標之服務範圍，包括增設本地專線服務、虛擬私有網絡、frame relay網絡及其他數據解決方案、提升免費電話服務及其他IP類服務。透過增設上述服務，加上ZONE持中立於各供應商之位置，令ZONE美國能透過顧問式銷售方式、節約成本、最優質電訊解決方案及高水準客戶服務，為客戶提高價值。

ZONE美國營業額
（百萬港元）


300.0
200.0
100.0
0
113.6
177.5
265.0
2001
2002
2003

ZONE香港在充滿艱困之市場環境中依然能保持競爭力。ZONE成功確立為向企業用戶提供IDD服務之主要供應商之一。ZONE香港亦實施一系列推廣計劃，務求把握嶄新以IP為基礎之技術帶來之商機。該等技術將令ZONE香港能以較低網絡成本推出新式及創新之服務。來年之業績增長應來自在中國內地設點之香港企業客戶。ZONE確信可以增值及節約成本為本，向上述客戶提供具吸引力之IP類電話替代服務。

ZONE新加坡再度錄得穩定之收益增長。該分部以提供質量可靠、獨有網上功能及可信賴之客戶服務見稱，聲望日漸提高。ZONE新加坡成功贏得包括物流、酒店、資訊科技及服務等行業之多家大型公司客戶。於二零零四年，ZONE新加坡將加強銷售策略，同時亦提升技術平台，以配合預期增長目標。

ZONE亞洲營業額*
（百萬港元）


150.0
100.0
50.0
0
110.6
121.1
133.1
2001
2002
2003

* *ZONE香港及ZONE新加坡*

為配合以ZONE電訊業務為重點之策略性決定，本集團於二零零三年一月出售其於兩家從事企業管理業務之附屬公司所佔之權益。

於二零零三年，ZONE所有業務均錄得正EBITDA及正現金流入淨額之增長，同時將繼續穩步擴大各自之市場佔有率。展望二零零四年，本集團將繼續擴大現有業務，同時維持財務及經營穩健發展。本集團將積極尋求機會，利用嶄新技術、現有技術平台及現有客戶基礎，擴大現有業務版圖內外，並進軍其他輔助性電訊服務，包括IP類、無線及數據相關服務。

財務回顧

業績

於回顧年度內，本集團持續錄得收益增長，而經營業績亦繼續有所改善。綜合營業額增加27.1%至402,500,000港元，而上年度則為316,700,000港元。

營運開支由二零零二年之249,100,000港元減少至191,800,000港元，反映本集團內部之營運效率有所改善。

經營及員工成本
（百萬港元）


400.0
300.0
200.0
100.0
0
306.8
122.4
249.1
107.6
191.8
90.5
2001
2002
2003
經營成本
員工成本

未計折舊之營運成本下跌27.1%，由二零零二年之202,200,000港元跌至147,400,000港元。員工成本由二零零二年之107,600,000港元下跌至90,500,000港元，意味取得更佳之生產效益。

EBITDA由上年度之負109,100,000港元增長132,900,000港元至二零零三年之正23,800,000港元。

營業額之增長及經營業績提升主要由於核心電訊業務於整年帶來豐厚貢獻所致。ZONE電訊業務於二零零三年之收入增長33.4%至398,100,000港元，而二零零二年則為298,500,000港元。

ZONE美國業務之營業額由二零零二年之177,500,000港元增長49.3%至二零零三年之265,000,000港元。儘管競爭日益激烈（尤其是住宅客戶界別），但ZONE美國仍取得正EBITDA。企業界別增長穩定及經營效益不斷提高，正是ZONE美國實現正EBITDA之關鍵原因。ZONE美國於二零零三年佔本集團營業總額之65.8%，而於上年度則佔56.0%。

營業額應佔百分比


ZONE 亞洲
33.1%
其他
1.1%
ZONE 美國
65.8%

ZONE香港及ZONE新加坡於本年度均取得溢利淨額，合共錄得之營業額由上年度之121,100,000港元增長9.9%至二零零三年之133,100,000港元。

本集團之毛利由二零零二年之89,800,000港元增長86.5%至167,400,000港元。毛利佔營業額之百分比由二零零二年之28.3%提高至二零零三年之41.6%。

年內之經營虧損為21,100,000港元，而上年度則為156,000,000港元。股東應佔綜合虧損淨額由二零零二年之186,300,000港元下降至19,800,000港元。

資產

於二零零三年十二月三十一日，本集團之資產淨值達176,600,000港元，而二零零二年十二月三十一日則為196,400,000港元。按於二零零三年十二月三十一日之已發行普通股總數為470,894,200股計算，每股資產淨值為0.38港元。

流動資產淨值由二零零二年十二月三十一日之3,000,000港元增至二零零三年十二月三十一日之22,800,000港元。主要由於貿易及其他應付賬項由81,200,000港元減至二零零三年十二月三十一日之58,600,000港元。

流動資金及融資

年內本集團使用內部資源為業務提供資金。

於二零零三年十二月三十一日之現金及銀行結餘（不包括已抵押存款）為30,900,000港元，而二零零二年則為31,100,000港元。本集團之已抵押存款由二零零二年十二月三十一日之7,700,000港元減少至於二零零三年十二月三十一日之3,300,000港元。本集團於年內並無銀行借貸。

於二零零三年十二月三十一日，本集團之設備租賃融資負債減少至600,000港元，而二零零二年則為7,400,000港元。

財務回顧(續)

本集團之資產負債比率(按總借貸佔資產淨值之百分比為基準計算)由二零零二年十二月三十一日之3.8%改善至二零零三年十二月三十一日之0.3%。

外匯風險

由於本集團之大部份資產與負債、收入及付款主要以港元或美元計值，故本集團認為，只要港元兑美元匯率繼續為聯繫匯率，則毋須承擔重大之外匯波動風險。

或然負債及承擔

於二零零三年十二月三十一日，本集團概無重大或然負債及承擔。

董事會

Richard John Siemens，59歲，主席，於二零零零年一月加入本集團。Siemens先生對電訊業具舉足輕重的影響。彼為Distacom Communications Limited 主席兼創辦成員，亦為SUNDAY Communications Limited 聯席主席兼執行董事。Siemens先生於加拿大出生及長大，受特許會計師訓練，並於一九七九年來港。於一九八四年，Siemens先生與和記黃埔及摩托羅拉合夥成立和記電話有限公司。在Siemens先生作為和記電訊有限公司之集團董事總經理同時，亦推動成立包括亞洲衛星、衛星電視及新城電台等其他著名公司，且促成和記以Orange品牌經營之歐洲流動電話業務之推展工作。

Kuldeep Saran，52歲，副主席，於二零零一年十二月加入本集團。Saran先生具備電訊業各方面之豐富經驗，為本公司策略發展擔當主要策劃工作。彼亦為Distacom Communications Limited及SUNDAY Communications Limited之執行董事。Saran先生在加入Distacom前任職德意志銀行，出任電訊組亞太區主管。在此之前，Saran先生亦曾擔任和記電訊有限公司之策劃部董事，負責發展及推行歐洲及亞洲之新業務。於一九九二年來港前，Saran先生曾任摩托羅拉之印度主管。彼持有工程學士學位及工商管理碩士學位。

林祥貴，44歲，於一九九九年十月獲委任為執行董事，負責執行集團之整體企業策略。林先生來港前，曾在紐西蘭、俄羅斯、馬來西亞及新加坡主要從事電訊及資訊科技相關行業之工作。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

William Bruce Hicks，42歲，於二零零一年十二月獲委任為本公司之非執行董事。彼為SUNDAY Communications Limited (以香港為基地之流動電話公司) 之集團董事總經理。Hicks先生亦為SUNDAY主要股東Distacom Communications Limited之執行董事。Hicks先生在一九九四年加入Distacom成為合夥人之前，曾效力香港和記電訊及美國Motorola Inc.。彼於一九八三年取得密芝根科技大學之電機工程學士學位及於一九八七年取得瑞士日內瓦國際管理學院之工商管理碩士學位。Hicks先生為加拿大公民，已婚，並有兩名子女。

韋雅成，49歲，於二零零一年八月獲委任為本公司獨立非執行董事。韋雅成先生為註冊律師及韋雅成律師行之顧問。韋雅成先生於加拿大出生及接受教育，並專責處理有關企業商業稅務及證券等法律事務。彼自一九八五年起在香港執業，並在香港Phillips & Vineberg律師事務所效力多年。該律師事務所為北美洲歷史最悠久及最受人敬仰的律師事務所之一。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。

Matthew Brian Rosenberg，32歲，於二零零一年八月獲委任為本公司獨立非執行董事。Rosenberg先生現任Forgent Networks國際銷售及營運部副總裁。彼在亞洲、澳洲及歐洲之國際管理方面擁有十年經驗。彼為該等地區之電訊業及尖端科技業成功開發收入來源業務模式。彼持有麻省University of Amherst之日文及西班牙文文學士學位。

董事會報告書

本公司董事會(「董事會」)欣然提呈本公司及其附屬公司(統稱「本集團」)截至二零零三年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司之主要業務為投資控股。

本集團之主要經營附屬公司之業務為提供電訊服務。本集團之ZONE電訊業務目前在美國、香港及新加坡均有營運。本集團於財政年度之營業額主要包括來自該等營運之收益。

ZONE之網絡融合技術,為客戶提供工具,使客戶可選擇多種電訊服務及供應商,以管理其電訊需求。

在美國,本公司之全資附屬公司ZONE Telecom, Inc.(「ZONE美國」)為美國聯邦電訊局之持牌電訊營運商。ZONE美國提供兩種特別產品,ZoneCMS (*www.ZoneCMS.com*) 及 ZoneLD (*www.ZoneLD.com*),分別服務企業及住宅市場。ZONE美國已為市場各部分發展以網絡為基礎之界面,支援其客戶之管理及服務功能。除了提供語音電訊相關服務,ZONE美國亦已擴大其主要以企業客戶為目標之服務範圍,包括增設本地專線服務、虛擬私有網絡、frame relay網絡及其他數據解決方案、提升之免費電話服務及其他IP類服務。

在香港,本公司之全資附屬公司ZONE Limited(「ZONE1511」)持有香港電訊管理局發出之牌照。透過使用單一網絡融合平台(*www.zone1511.com*),ZONE 1511讓客戶能從超過十個國際長途電話(「IDD」)營運商中,選擇合適之供應商。ZONE1511提供一系列之其他增值服務產品,以補足其基本IDD服務。該等服務已綜合ZONE1511之客戶賬號,包括短訊服務、國際來電轉駁、虛擬全球電話卡及傳真管理服務。ZONE1511亦利用IP基礎之最新技術,提供一系列服務,主要服務在中國內地設點之香港企業客戶。

在新加坡,本公司一間全資附屬公司 ZONE Telecom Pte Ltd,持有新加坡資訊通訊發展管理局發出之牌照,為一電訊服務供應商。ZONE 新加坡 (*www.zone1511.com.sg*) 提供一系列增值服務,幫助業務改善經營效率。

其他主要附屬公司之主要業務概要載於財務報表附註12。

分部資料

本集團截至二零零三年十二月三十一日止年度按業務及地區分部劃分之營業額及經營業績分析載於財務報表附註25。

業績及股息

本集團截至二零零三年十二月三十一日止年度之業績載於第15頁之綜合收益表內。

本公司董事會不建議就截至二零零三年十二月三十一日止年度派發任何股息(二零零二年:無)。

集團財務概要

本集團過去五個財政年度之業績與資產及負債概要載於第44及45頁。

主要客戶及供應商

於回顧年度,本集團五大客戶之總營業額佔本集團本年度總營業額約5.2%,其中最大客戶之銷售額佔約1.4%。

五大供應商之總採購額佔本集團本年度總採購額約62.2%,其中最大供應商之採購額佔約28.6%。

本公司各董事、彼等之聯繫人士或就本公司董事所知擁有本公司股本5%以上之股東，概無於年內任何時間擁有任何五大客戶或供應商之任何權益。

物業、機器及設備

年內，本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註11。

儲備

年內，本公司及本集團之儲備變動詳情載於財務報表附註20。

董事會

本公司之董事承諾維持高度企業管治，克盡己任，以股東之最大利益為先，並提高股東長遠之價值。

董事會已採納香港聯合交易所有限公司證券上市規則(「上市規則」)最佳應用守則所載之原則，據此(如適用)，已成立多個自我監督及監管機制，確保施行有效之企業管治。

董事會共同負責本公司之所有業務及事宜。根據本公司之公司細則，董事會已委派執行董事負責本公司業務之日常管理，並集中於政策、財務及控股事宜之整體策略。

董事會已制定書面政策指引，使各董事可根據列明之範疇及指引有效地貫徹執行其各自之職責，更可加強本公司之企業管治措施，從而改善本公司之形象，並確保股東、監管機構及公眾人士之信心。

董事會每年舉行最少四次會議，董事亦會出席董事會為釐定主要事項召開之會議。董事會成員在召開董事會會議前均取得足夠及最新之資料，確保董事在履行其職責時，可就該議題釐定決策。於回顧年內，由於部份董事身處不同時區內或須經常出差，故難以召開會議，因此以傳閱書面決議案形式替代。書面決議案連同全套有關文件之副本皆供全體董事傳閱，讓彼等考慮及酌情批准。所有該等書面決議案均由所有董事一致批准。董事會於二零零三年舉行了四次會議，平均出席率為91.67%。

於年內及截至本報告日期，本公司董事如下：

執行董事：

Richard John Siemens先生 *(主席)*
Kuldeep Saran先生 *(副主席)*
Derrick Francis Bulawa先生
(已於二零零三年十一月二十五日辭任)
林祥貴先生

董事：

William Bruce Hicks先生
韋雅成先生 *
Matthew Brian Rosenberg先生 *

* *獨立非執行董事*

Kuldeep Saran先生自二零零四年一月一日起出任本公司之董事總經理。本公司董事之履歷詳載於第7頁「董事會」一節內。

遵照本公司公司細則之第87條細則，韋雅成先生及Matthew Brian Rosenberg 先生於應屆股東週年大會上須輪值退任，並符合資格膺選連任。

董事委員會

董事會已把若干權力、權限及酌情權授予數個董事委員會，該等委員會由合適之董事組成。該等委員會貫徹執行董事會訂定之指引及規例，以達到委員會組成之目的。

董事會報告書（續）

執行管理委員會

執行管理委員會由執行董事組成。委員會主要負責督導、策劃及管理本集團之業務及營運，制定策略及政策供董事會考慮及施行該等策略及政策，以有效地達到本集團之整體業務目標。

委員會每個月定期舉行會議，並與本集團各營運之高級管理人員檢討本集團之業務表現。當有需要時會舉行特別會議，委員會亦經常參與非正式之研討會。

審核委員會

董事會於一九九九年九月二十九日設立審核委員會，組員包括兩名董事會成員，兩者均為獨立非執行董事。董事會已採納列明委員會之權限及職責及根據香港會計師公會發出之「審核委員會有效運作指引」所載之推薦意見制定之書面職權範圍，並列入政策指引之內。

委員會之主要職責為檢討本公司財務報告之素質及公平性，並考慮內部及外聘審核檢討之性質及範疇。其亦評估本集團會計及財務控制系統之有效性。

委員會獲授權在書面職權範圍內進行或授權調查任何活動。

於二零零三年已舉行兩次會議，出席率為100%。本公司之外聘核數師及行政人員則列席會議並回答任何提出之問題。委員會會議之全部記錄已記錄下來並呈交董事會，供其審閱。

本公司之外聘核數師根據其審核計劃之範疇，每年進行法定審核，檢討本公司在財務方面之重要內部控制之有效性。審核期間會留意重大之違規事宜及內部監控不足之處，並向委員會呈報核數師之推薦意見。

審核委員會已與管理層及本公司之核數師審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務匯報事宜（包括審閱截至二零零三年十二月三十一日止年度之經審核財務報表草稿）進行討論。

薪酬委員會

薪酬委員會由兩名執行董事及一名獨立非執行董事組成。

委員會經參考公平及客觀標準後，負責釐定本集團之薪酬架構，檢討董事之薪酬及按照董事會之指示，處理有關薪酬之其他事宜。

購股權委員會

購股權委員會由主席及副主席組成。有關授出購股權予購股權委員會成員之事宜，董事會委任獨立非執行董事組成委員會，專門考慮該授出並訂定其認為適當之條件。

委員會主要負責制定、實施及執行授出購股權予僱員及本集團之合資格參與者，以達致本公司適用之購股權計劃之目的。

委員會可按要求及有需要時召開會議。於二零零三年，概無授出任何購股權。

董事之證券權益

於二零零三年十二月三十一日，本公司之董事及主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券擁有記錄於本公司根據證券及期貨條例第352條存置之登記冊或須根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」）之權益及淡倉（如有）如下：

	持有每股面值0.01港元之普通股數目			
董事名稱	個人權益	公司權益	總權益	佔已發行股本之百分比
Richard John Siemens先生	—	100,631,627 *(附註1)*	100,631,627	21.4%
William Bruce Hicks先生	2,319,914	67,962,428 *(附註2)*	70,282,342	14.9%
Kuldeep Saran先生	341,200	67,632,428 *(附註3)*	67,973,628	14.4%
韋雅成先生	10,000	—	10,000	0.0%

附註：

1. 2,400,000股股份由Richard John Siemens先生管控之Siemens Enterprises Limited實益擁有。98,231,627股股份由Siemens先生管控之Goldstone Trading Limited實益擁有。
2. 67,962,428股股份由William Bruce Hicks先生管控之Great Wall Holdings Limited實益擁有。
3. 67,632,428股股份由Kuldeep Saran先生管控之Future (Holdings) Limited實益擁有。

上述披露之所有權益為本公司股份之好倉，於二零零三年十二月三十一日概無董事持有任何相關股份。

除上文披露者以外，於二零零三年十二月三十一日，董事及主要行政人員及彼等各自之聯繫人於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券概無擁有須根據證券及期貨條例第352條記錄於本公司存置之股東名冊或根據標準守則須知會本公司及聯交所之權益及淡倉。

董事收購股份或債券之安排

除下文「購股權計劃」一段所載之本公司或其任何附屬公司已採納或可能採納之購股權計劃以外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，各董事或主要行政人員或彼等之配偶或未滿18歲之子女於期內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權益或權利，亦無於期內行使任何該等權利。

董事之服務合約

本公司已與本公司獨立非執行董事訂立服務合約，初定期限為截至二零零二年十二月三十一日止，為期一年。此後，除非任何一方至少提前一個曆月向另一方發出書面通知予以終止，否則該等合約將會延續。

於二零零三年十二月三十一日，擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內終止而免付賠償(法定補償除外)之服務合約。

董事之重大合約權益

於結算日或年內任何時間，本公司或其各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零三年十二月三十一日，除本公司董事或主要行政人員以外，下列人士於本公司之股份及相關股份擁有記錄於本公司須根據證券及期貨條例第336條存置之登記冊之權益及淡倉(如有)：

股東名稱	所持股份之數目	佔權益百分比
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* 該等權益與上文「董事之證券權益」內附註所披露Richard John Siemens先生(透過Goldstone Trading Limited持有)、William Bruce Hicks先生及Kuldeep Saran先生之公司權益相同。

以上所披露之所有權益為本公司股份之好倉。

除上文所披露者外，於二零零三年十二月三十一日，本公司並無獲知會有任何其他人士(除本公司董事或主要行政人員以外)於本公司之股份或相關股份擁有記錄於本公司須根據證券及期貨條例第336條存置之登記冊之任何權益及淡倉。

股本

本公司於年內之股本變動詳情載於財務報表附註18。

購股權計劃

本公司購股權計劃及本公司附屬公司購股權計劃之規則及程序詳情載於財務報表附註19。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註12。

流動資金

於二零零三年十二月三十一日，本集團仍可維持穩定之流動資金，現金及現金等值項目約為34,177,000港元(二零零二年：38,795,000港元)。

銀行借貸、透支及其他貸款

本集團於二零零三年十二月三十一日並無任何銀行借貸、透支及其他貸款。本集團於年內亦無將利息資本化。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註2。

酬金政策及僱員關係

於二零零三年十二月三十一日，本集團於香港及海外聘請了186名(二零零二年：214名)全職僱員。本集團與僱員之關係良好。本集團之僱員並無加入工會。

本集團之薪酬政策與本集團經營所在地方之市場慣例相符，並按個別員工之表現及經驗制訂。本集團已設立獎勵花紅計劃，以推動及獎勵各階層員工努力工作，實現本集團目標。除薪金及花紅外，本集團亦向員工提供其他福利，包括公積金及醫療津貼。此外，根據本公司採納之購股權計劃，本集團合資格僱員可獲授購股權以按該計劃所載條款及條件認購本公司股份。

最佳應用守則

就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零三年十二月三十一日止年度整個期間未有或未曾遵守上市規則附錄十四所載之最佳應用守則，惟本公司之非執行董事並無特定任期，而會根據本公司之公司細則於本公司之股東週年大會上輪值告退及膺選連任。

買賣或贖回本公司之上市證券

在本年度內，本公司或各附屬公司概無買賣或贖回本公司之任何上市證券。

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，而百慕達法例亦無對此權利有所限制。

核數師

本公司之核數師摩斯倫會計師事務所與Mazars於二零零三年十月一日合併，現以摩斯倫•馬賽會計師事務所之名稱繼續執業。

有關續聘*特許會計師兼執業會計師*摩斯倫•馬賽會計師事務所為本公司核數師之決議案將於本公司應屆股東週年大會上提呈。

承董事會命

公司秘書
劉偉明

二零零四年四月二日

核數師報告書

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致e-Kong Group Limited
(於百慕達註冊成立之有限公司)
全體股東

本核數師已完成審核刊於第15頁至43頁按照香港公認會計原則編製之財務報表。

董事及核數師之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

本核數師之責任是根據審核工作之結果，對該等財務報表作出獨立意見，並僅向全體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告內容向其他人士負上或承擔任何責任。

意見之基準

本核數師是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關之憑證。審核範圍亦包括評估董事於編製該等財務報表時所作之重大估計和判斷，所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，及有否貫徹運用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得一切我們認為必需之資料及解釋為目標，使我們能獲得充分之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，我們亦已衡量該等財務報表所載之資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立了合理之基礎。

意見

本核數師認為上述之財務報表均真實與公平地反映　貴公司及　貴集團於二零零三年十二月三十一日之財政狀況及　貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定適當地編製。

摩斯倫・馬賽會計師事務所
特許會計師
執業會計師

香港，二零零四年四月二日

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars
MAZARS

綜合收益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	3	**402,543**	316,746
銷售成本		**(235,128)**	(226,986)
毛利		**167,415**	89,760
其他收益	3	**107**	313
其他收入		**3,142**	3,039
分銷成本		**(23,149)**	(25,428)
業務宣傳及市場推廣開支		**(5,106)**	(6,853)
經營及行政開支		**(112,689)**	(139,661)
其他經營開支		**(50,851)**	(77,176)
經營虧損		**(21,131)**	(156,006)
融資成本	5	**(157)**	(1,080)
出售已終止業務之收益	4	**532**	-
證券投資減值撥備		**–**	(27,982)
持有其他投資之未變現虧損		**–**	(3,117)
應佔聯營公司業績		**–**	1,911
除稅前經常業務之虧損	5	**(20,756)**	(186,274)
稅項撥回	7	**1,000**	-
股東應佔虧損淨額	8 及 20	**(19,756)**	(186,274)
每股虧損			
基本	9	**(0.04港元)**	(0.74港元)
攤薄		**不適用**	不適用
		千港元	千港元
EBITDA	10	**23,804**	(109,084)

綜合資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
資產及負債			
非流動資產			
物業、機器及設備	11	**149,698**	190,730
證券投資	13	**3,452**	3,452
遞延稅項資產	24	**1,000**	–
		154,150	194,182
流動資產			
其他投資		**–**	91
貿易及其他應收款項	14	**47,489**	51,908
已抵押存款	15	**3,305**	7,740
銀行結餘及現金		**30,872**	31,055
		81,666	90,794
流動負債			
貿易及其他應付款項	16	**58,601**	81,210
財務租賃承擔之即期部份	17	**289**	6,566
		58,890	87,776
流動資產淨值		**22,776**	3,018
總資產減流動負債		**176,926**	197,200
長期負債			
財務租賃承擔	17	**312**	830
資產淨值		**176,614**	196,370
資本及儲備			
已發行股本	18	**4,709**	4,709
儲備	20	**171,905**	191,661
		176,614	196,370

經由董事會於二零零四年四月二日批准及授權發佈

董事
Richard John Siemens

董事
Kuldeep Saran

資產負債表

於二零零三年十二月三十一日

	附註	二零零三年 千港元	二零零二年 千港元
資產及負債			
非流動資產			
物業、機器及設備	*11*	**214**	539
附屬公司權益	*12*	**167,120**	184,564
		167,334	185,103
流動資產			
貿易及其他應收款項	*14*	**1,220**	2,168
已抵押存款	*15*	**2,110**	3,045
銀行結餘及現金		**12,163**	16,336
		15,493	21,549
流動負債			
貿易及其他應付款項	*16*	**3,320**	10,094
流動資產淨值		**12,173**	11,455
資產淨值		**179,507**	196,558
資本及儲備			
已發行股本	*18*	**4,709**	4,709
儲備	*20*	**174,798**	191,849
		179,507	196,558

經由董事會於二零零四年四月二日批准及授權發佈

董事
Richard John Siemens

董事
Kuldeep Saran

綜合股本權益變動表

截至二零零三年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	匯兑儲備 千港元	股本贖回儲備 千港元	實繳盈餘 千港元	累計虧損 千港元	合計 千港元
於二零零二年一月一日	103,665	1,187,241	(7)	6	–	(933,595)	357,310
轉換成普通股之優先股	(9,680)	–	–	–	–	–	(9,680)
轉換優先股時發行之股份	194	9,486	–	–	–	–	9,680
削減股份面值，由每股0.02港元削減至每股0.0005港元	(91,824)	–	–	91,824	–	–	–
股本重組	–	(1,196,239)	–	(91,824)	607,462	680,601	–
供股時按溢價已發行股份	2,354	25,899	–	–	–	–	28,253
股份發行開支	–	(2,926)	–	–	–	–	(2,926)
換算海外附屬公司時之匯兑差額	–	–	7	–	–	–	7
股東應佔虧損淨額	–	–	–	–	–	(186,274)	(186,274)
於二零零二年十二月三十一日	4,709	23,461	–	6	607,462	(439,268)	196,370
股東應佔虧損淨額	–	–	–	–	–	(19,756)	(19,756)
於二零零三年十二月三十一日	**4,709**	**23,461**	**–**	**6**	**607,462**	**(459,024)**	**176,614**

綜合現金流量表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 千港元	二零零二年 千港元
經營業務			
經營業務所得／(所用)現金	21	**4,918**	(101,945)
已收利息		**107**	313
財務租賃承擔之利息		**(157)**	(1,080)
經營業務所得／(所用)現金淨額		**4,868**	(102,712)
投資業務			
購買物業、機器及設備		**(6,039)**	(24,777)
出售物業、機器及設備所得款項		**1,165**	713
出售其他投資所得款項		**104**	30,664
聯營公司償還款項淨額		**–**	(15)
出售附屬公司(已扣除所出售現金及現金等值項目)	22	**2,079**	–
投資業務(所用)／所得現金淨額		**(2,691)**	6,585
融資業務			
發行股份		**–**	25,327
償還財務租賃承擔		**(6,795)**	(8,861)
融資業務(所用)／所得現金淨額		**(6,795)**	16,466
現金及現金等值項目減少淨額		**(4,618)**	(79,661)
於一月一日之現金及現金等值項目		**38,795**	118,456
於十二月三十一日之現金及現金等值項目		**34,177**	38,795
現金及現金等值項目之結餘分析			
已抵押存款		**3,305**	7,740
銀行結餘及現金		**30,872**	31,055
		34,177	38,795

財務報表附註

截至二零零三年十二月三十一日止年度

1. 一般資料

本公司為於百慕達註冊成立之獲豁免有限公司，其普通股於香港聯合交易所有限公司(「聯交所」)上市。

2. 主要會計政策

本財務報表乃根據香港會計師公會所頒佈之會計實務準則(「會計實務準則」)及詮釋、香港普遍採納之會計原則及香港公司條例之披露規定而編撰。本集團所採用之主要會計政策概要載於下文。

編撰基準
此等財務報表乃按歷史成本而編撰。

綜合賬目之基準
綜合財務報表包括本公司及其附屬公司截至二零零三年十二月三十一日止之財務報表。

於本年內購入或出售之附屬公司業績分別由實際收購日起入賬或入賬至實際出售日止。

集團內公司間之所有重要交易及結餘已於編製綜合賬目時抵銷。

非全資擁有附屬公司之少數股東應佔虧損乃按少數股東各自擁有之股權入賬。其後本集團承擔所有進一步虧損。

附屬公司
附屬公司為本集團或本公司有權直接或間接監管其財務及營運政策，從而在其業務中獲益之公司。於本公司之資產負債表內，附屬公司投資按成本扣除累計減值虧損入賬。投資之賬面值乃按個別情況減至其可收回數額。

物業、機器及設備
物業、機器及設備乃按成本減累計折舊及累計減值虧損列賬。

物業、機器及設備之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。將資產回復至正常工作狀態所產生之主要費用於收益表內扣除。裝修費用乃撥作資本並按其估計可使用年期折舊。

物業、機器及設備報廢或出售時所得之盈利或虧損，乃指有關資產之估計出售所得款項淨額與其賬面值之差額，並於收益表內確認為收入或開支。

物業、機器及設備乃按其自全面運作之日期起計之估計可使用年期，並扣除估計剩餘價值後，按下列折舊年率以直線法撇銷其成本值減累計減值虧損：

租賃物業裝修	剩餘租期
機械及設備	20% - 33%
辦公室設備、傢俬及裝置	20% - 33%

財務租賃下所持有之資產乃以與自置資產相同之基準按其估計可使用年期或租約年期(以較短者為準)予以折舊。

2. 主要會計政策 *(續)*

證券投資

按特定長期目的持續持有之證券投資乃按成本入賬，並於每個報告日進行減值檢討，以反映任何預期之非短暫性減值。撥備之數額於出現減值時於收益表內確認。

出售證券投資之損益乃指出售所得款項淨額與證券之賬面值之差額，並於進行出售之期間入賬。

減值

於各個結算日，本集團均會審核其有形資產之賬面值，以釐訂該等資產可有出現減值虧損或早前已確認不再存在或減少之減值虧損。倘資產之估計可收回金額低於其面值，則資產之面值將減至其可收回金額。減值虧損即時確認為開支。

倘某項減值虧損其後撤回，則該項資產之賬面值將增至重新估計之可收回金額，惟以增加後之賬面值不得超逾該項資產於過往年度並無減值虧損所釐定之賬面值為限。減值虧損撤回時將即時確認為收入。

收益確認

收益乃於本集團可取得經濟利益及得以可靠地計算收益時確認。

電訊業務之收入乃於向客戶提供服務時確認。

其他收入主要包括保險及管理顧問收入，均於提供服務期間確認。

利息收入乃本金結餘以適用之利率，按時間比例基準計算。

租賃

凡大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產按租賃資產之公平值與最低租賃付款之現值中較低者確認為資產。對出租人之相關負債在資產負債表列作財務租賃承擔。融資成本指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

經營租賃下應付之租金乃按租約期限以直線法確認為開支。

外幣

外幣交易均按有關交易日期之匯率兌換。以外幣為單位之貨幣資產及負債乃按結算日之概約匯率換算為港元。匯兌差額計入收益表內。

於綜合賬目時，以港元以外之貨幣結算之海外附屬公司之財務報表乃按結算日之概約匯率換算，而收益表則按當年平均匯率換算。於綜合賬目時產生之一切匯兌差額均列入匯兌儲備中。

2. 主要會計政策 *(續)*

稅項
現行所得稅乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。所得稅乃採用結算日當天生效或實質生效的稅率計算。

遞延稅項按財務報表中資產及負債之稅基與其賬面值之間之暫時性差異，以負債法撥備。遞延稅項負債或資產根據於結算日已頒佈或實際上已頒佈之稅率及稅務法例，按預期適用於已收回資產或清還負債期間之稅率計算。倘日後應課稅溢利可能會用於抵銷可扣減之暫時性差異、稅項虧損及稅項撥回，則遞延稅項資產會確認入賬。

於以往年度，遞延稅項乃因應就課稅而計算之盈利與財務報表所示之盈利兩者間之時差，根據預期於可預見將來可收回之負債而按現行稅率計算。除非遞延稅項資產能毫無疑問得以變現，否則一概不予確認。

採納新修訂之會計實務準則第12號構成會計政策之變動，並已追溯性應用，惟這變動對本財務報表並無重大影響。有關之比較數字已重列，以便與修訂之政策一致。

退休福利計劃
自二零零零年十二月起，本集團(海外附屬公司除外)為其香港全職僱員設立提供退休福利之強制性公積金(「強積金」)計劃。退休福利計劃之供款責任於其發生時在收益表內確認為開支。該計劃之資產與本集團之其他資產分開，由獨立受託人持有。

根據強積金計劃，本集團及各合資格僱員均須每月作出供款，供款額為僱員每月基本收入之5%，而各方每月之額外供款上限為1,000港元(「強制性供款」)，彼等亦可選擇作出額外供款(「自願性供款」)。倘僱員選擇作出自願性供款，本集團亦將作出相等之額外供款，上限為1,000港元。

根據強積金計劃，待僱員年滿六十五歲之退休年齡、死亡或完全傷殘，有權取回100%之僱主強制性供款。待於本集團服務滿一年後，僱員亦有權獲取本集團100%之自願性供款。

海外附屬公司亦已根據有關立法機關所訂明之法例規定，為彼等之僱員設立其退休金計劃或類似安排。

於結算日，本集團並無因僱員脫離強積金計劃而產生重大之沒收自願性供款，而該沒收供款可用作削減本集團於未來年度應付之供款。

3. 營業額及收益

按種類確認之營業額及收益分析如下：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
營業額		
電訊業務收入	**398,128**	298,543
其他	**4,415**	18,203
	402,543	316,746
其他收益		
利息收入	**107**	313
收益	**402,650**	317,059

4. 已終止業務

於二零零三年一月，本集團與獨立第三方訂立買賣協議，以1,500,000港元之代價出售兩家附屬公司，因此，扣除有關出售成本後，所得盈利為532,000港元。該1,500,000港元之代價已於本年度收迄。

於出售該兩家從事提供企業管理服務之附屬公司後，本集團之企業管理服務分部自二零零三年一月起已告終止。

以下乃本年度及上年度已列入財務報表內之企業管理服務業務之營業額、業績及現金流量淨額：

	二零零三年 千港元	二零零二年 千港元
營業額	–	11,420
經營成本	–	(22,990)
除税前虧損	–	(11,570)
税項	–	–
除税後經常業務之虧損	–	(11,570)

	二零零三年 千港元	二零零二年 千港元
現金流量淨額		
經營業務	–	(9,304)
投資業務	–	17
融資業務	–	7,717
總現金流量	–	(1,570)

以下乃截至結算日止企業管理服務業務之資產及負債：

	二零零三年 千港元	二零零二年 千港元
資產總額	–	2,849
負債總額	–	(41,065)
負債淨額	–	(38,216)

5. 除稅前經常業務之虧損

此乃已扣除／（計入）下列各項後列賬：

	本集團	
	二零零三年 *千港元*	二零零二年 *千港元*
(a) 融資成本		
財務租賃承擔之融資費用	**157**	1,080
(b) 其他項目		
核數師酬金	**1,214**	1,061
壞賬撇銷	**3,901**	6,266
存貨及已提供服務之成本	**235,128**	226,986
物業、機器及設備之折舊	**44,403**	46,922
出售其他投資之（盈利）／虧損	**(13)**	13,865
出售物業、機器及設備之（盈利）／虧損	**(2)**	1,630
物業、機器及設備之減值虧損已列入其他經營開支內	**–**	210
物業之經營租賃費用	**1,544**	2,619
出售附屬公司之盈利	**(1,245)**	–
呆賬撥備	**269**	1,238
員工成本，包括董事酬金：		
薪金、津貼及退休金	**87,540**	104,600
退休福利計劃之供款	**2,918**	2,983

6. 董事及高級行政人員酬金

根據香港公司條例第161條披露之董事酬金如下：

	二零零三年 *千港元*	二零零二年 *千港元*
袍金	**200**	200
薪金、其他酬金、離職金及其他實物利益	**8,103**	6,842
退休福利計劃之供款	**72**	70
	8,375	7,112

董事酬金中有200,000港元袍金（二零零二年：200,000港元）於年內付予獨立非執行董事。

董事之酬金介乎以下組別：

	董事人數	
港元	二零零三年	二零零二年
零至1,000,000	**3**	3
1,500,001 - 2,000,000	**3**	3
2,000,001 - 2,500,000	**–**	1
3,000,001 - 3,500,000	**1**	–
	7	7

年內，概無董事放棄或同意放棄任何酬金。

最高薪人員酬金

六位（二零零二年：六位）最高薪人員，包括四位（二零零二年：四位）董事，其酬金詳情已載於上文。其餘兩位（二零零二年：二位）人員之酬金總額如下：

	二零零三年 *千港元*	二零零二年 *千港元*
薪金、離職金及其他酬金	**3,493**	3,486
退休福利計劃之供款	**40**	5
由附屬公司支付為失去職務所作出賠償之非合約訂明款項	**356**	–
	3,889	3,491

	人員人數	
港元	二零零三年	二零零二年
1,500,001 - 2,000,000	**1**	2
2,000,001 - 2,500,000	**1**	–
	2	2

7. 稅項撥回

由於本集團在本年度出現稅務虧損，因此並無就香港利得稅作出撥備。

本年度已確認之稅項撥回乃指來自暫時性差異所產生之有關遞延稅項資產，現分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
暫時性差異之種類：		
折舊免稅額	**467**	–
稅項虧損	**(1,467)**	–
	(1,000)	–

有效稅率之調節：

	本集團	
	二零零三年 %	二零零二年 %
適用之稅率	**(18)**	(18)
不可扣減之費用	**15**	7
本年度出現之未確認稅項虧損	**27**	10
運用較早前未確認之稅項虧損	**(20)**	–
確認較早前未確認之遞延稅項資產	**5**	–
其他	**(4)**	1
有效稅率	**5**	–

此適用之稅率是指本集團經營之地區所行使之平均稅率。

8. 股東應佔虧損淨額

股東應佔虧損淨額包括已計入本公司財務報表之本公司虧損17,051,000港元(二零零二年：439,080,000港元)。

9. 每股虧損

截至二零零三年十二月三十一日止年度之每股基本虧損乃按股東應佔綜合虧損19,756,000港元(二零零二年：186,274,000港元)及普通股之加權平均數470,894,200股(二零零二年：252,549,887股)計算。

由於潛在普通股具反攤薄影響，並將會減少每股虧損，因此並無呈列每股攤薄虧損。

10. EBITDA

EBITDA指未扣除利息開支、稅項、折舊、攤銷、證券投資減值撥備、持有其他投資之未變現虧損及本集團應佔聯營公司業績前之盈利。

11. 物業、機器及設備

本集團	機械及設備 *千港元*	租賃物業裝修 *千港元*	辦公室設備、傢俬及裝置 *千港元*	合計 *千港元*
成本				
於二零零三年一月一日	247,859	733	23,964	272,556
添置	5,335	31	673	6,039
出售	(39,069)	(25)	(6,069)	(45,163)
於二零零三年十二月三十一日	**214,125**	**739**	**18,568**	**233,432**
累計折舊				
於二零零三年一月一日	68,161	186	13,479	81,826
本年度折舊	39,425	334	4,644	44,403
出售	(38,418)	(13)	(4,064)	(42,495)
於二零零三年十二月三十一日	**69,168**	**507**	**14,059**	**83,734**
賬面淨值				
於二零零三年十二月三十一日	**144,957**	**232**	**4,509**	**149,698**
於二零零二年十二月三十一日	179,698	547	10,485	190,730

本集團物業、機器及設備之賬面淨值包括根據財務租賃持有之資產699,000港元(二零零二年：5,537,000港元)。

本公司	辦公室設備 *千港元*
成本	
於二零零三年一月一日	1,932
添置	65
於二零零三年十二月三十一日	**1,997**
累計折舊	
於二零零三年一月一日	1,393
本年度折舊	390
於二零零三年十二月三十一日	**1,783**
賬面淨值	
於二零零三年十二月三十一日	**214**
於二零零二年十二月三十一日	539

12. 附屬公司權益

	本公司	
	二零零三年 千港元	二零零二年 千港元
非上市股份，按成本	**7,800**	7,855
應收附屬公司款項	**790,553**	901,509
減：撥備	**(631,233)**	(724,800)
	167,120	184,564

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
China Portal Limited	英屬處女群島	1美元	–	100%	投資控股及提供市場推廣及顧問服務
Cyber Insurance Brokers Limited	香港	5,000,000港元	–	70%	保險經紀業務
Cyberman Limited	英屬處女群島	1美元	–	100%	資產持有
E-Force Global Limited	香港	1,000港元	–	100%	資產持有
意科有限公司	香港	2港元	–	100%	提供管理及顧問服務
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	100%	–	投資控股
e-Kong Pillars Limited	英屬處女群島	1美元	–	100%	投資控股
Global Zone Limited	英屬處女群島	1美元	–	100%	提供企業相關服務

12. 附屬公司權益 *(續)*

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	成立／經營地點	已發行及繳足股本	本公司所持股本百分比 直接	本公司所持股本百分比 間接	主要業務
speedinsure.com Limited	香港	10,000港元	–	70%	提供銷售及履行交收服務
speedinsure Global Limited	英屬處女群島	10,000美元	–	70%	投資控股
Zone Asia Limited	香港	2港元	–	100%	投資控股
ZONE Channel Services Limited	香港	2港元	–	100%	提供市場推廣及宣傳服務
ZONE Global Limited	英屬處女群島	1美元	–	100%	投資控股
ZONE Limited	香港	2港元	–	100%	提供電訊服務
ZONE Telecom, Inc.	美國	10美元	–	100%	提供電訊服務
ZONE Telecom Pte Ltd	新加坡	100,000新加坡元	–	100%	提供電訊服務
ZONE USA, Inc.	美國	10美元	–	100%	投資控股

本公司董事認為，上述概要列出之本公司附屬公司，乃對本集團之業績有重大影響或構成本集團資產淨值之主要部份。董事認為，列出其他附屬公司之詳情會使本附註過於冗長，故未有列載有關資料。

13. 證券投資

	本集團	
	二零零三年 千港元	二零零二年 千港元
按成本減撥備：		
股本證券，非上市	3,452	3,452

14. 貿易及其他應收款項

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
應收貿易款項	**39,840**	44,976	**–**	–
其他應收款項				
按金、預付款項及其他應收款項	**7,649**	6,932	**1,220**	2,168
	47,489	51,908	**1,220**	2,168

本集團信貸銷售之信貸期由30日至90日不等。貿易及其他應收款項包括應收貿易款項(扣除呆壞賬撥備)，有關賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
即期	**39,040**	43,402
1至3個月	**775**	432
超過3個月但少於12個月	**25**	1,142
	39,840	44,976

15. 已抵押存款

於結算日，本集團及本公司分別抵押為數3,305,000港元(二零零二年：7,740,000港元)及2,110,000港元(二零零二年：3,045,000港元)之存款予銀行，作為銀行就本集團如期付款而向若干電訊營運商發出擔保之抵押。

16. 貿易及其他應付款項

	本集團		本公司	
	二零零三年 *千港元*	二零零二年 *千港元*	二零零三年 *千港元*	二零零二年 *千港元*
應付貿易款項	**24,218**	45,067	**–**	–
其他應付款項				
應計費用及其他應付款項	**34,383**	36,143	**2,066**	5,492
應付附屬公司款項	**–**	–	**1,254**	4,602
	58,601	81,210	**3,320**	10,094

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	本集團	
	二零零三年 *千港元*	二零零二年 *千港元*
即期	**18,832**	25,300
1至3個月	**3,167**	7,877
超過3個月但少於12個月	**2,219**	11,890
	24,218	45,067

17. 財務租賃承擔

須於下列期間償還之財務租賃承擔：

	本集團			
	最低租賃付款		最低租賃付款之現值	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**326**	6,744	**289**	6,566
一年後但於兩年內	**326**	900	**312**	830
	652	7,644	**601**	7,396
未來融資費用	**(51)**	(248)	**–**	–
租賃承擔之現值	**601**	7,396	**601**	7,396

18. 已發行股本

	二零零三年		二零零二年	
法定股本	**股份數目**	**金額** ***千港元***	股份數目	金額 *千港元*
優先股				
於一月一日及十二月三十一日，每股面值1港元	**288,929,402**	**288,929**	288,929,402	288,929
普通股				
於一月一日，每股面值0.01港元(二零零二年：每股面值0.02港元)	**12,000,000,000**	**120,000**	6,000,000,000	120,000
普通股拆細	**–**	**–**	6,000,000,000	–
於十二月三十一日，每股面值0.01港元	**12,000,000,000**	**120,000**	12,000,000,000	120,000
		408,929		408,929

18. 已發行股本 *(續)*

已發行及繳足股本	二零零三年 股份數目	二零零三年 金額 *千港元*	二零零二年 股份數目	二零零二年 金額 *千港元*
優先股				
於一月一日，每股面值1港元	–	–	9,680,000	9,680
兌換成普通股	–	–	(9,680,000)	(9,680)
於十二月三十一日，每股面值1港元	–	–	–	–
普通股				
於一月一日，每股面值0.01港元（二零零二年：每股面值0.02港元）	**470,894,200**	**4,709**	4,699,262,008	93,985
優先股兌換	–	–	9,680,000	194
削減面值，由每股0.02港元削減至每股0.0005港元	–	–	–	(91,824)
合併股份	–	–	(4,473,494,908)	–
發行普通股	–	–	235,447,100	2,354
於十二月三十一日，每股面值0.01港元	**470,894,200**	**4,709**	470,894,200	4,709
合計		**4,709**		4,709

19. 購股權

本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃（「舊購股權計劃」），本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員（包括本公司之執行董事）接納可認購本公司股份之購股權。本公司已於二零零二年六月二十八日舉行之股東特別大會上終止舊購股權計劃，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃（「新購股權計劃」）以符合聯交所證券上市規則（「上市規則」）第17章之新規定。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

19. 購股權 *(續)*

本公司之附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納一套計劃規則及程序（「計劃規則及程序」），以符合上市規則第17章之新規定。根據計劃規則及程序，各附屬公司可按計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出各自之購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商；及／或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納計劃規則及程序以來，概無附屬公司根據計劃規則及程序之條款及條件採納任何購股權計劃。

主要條款概要

新購股權計劃以及計劃規則及程序之主要條款概述如下：

(i) *目的*

計劃旨在令董事會可向合資格參與者授出購股權，作為(i)表揚或確認合資格參與者曾經及將會為本集團作出之貢獻之鼓勵及／或獎勵；及(ii)激勵高質素僱員作出高水準表現，以長期提高股東價值。

(ii) *股數上限*

根據計劃可授出之購股權（連同已行使及當時尚未行使之購股權），加上根據任何其他購股權計劃將予授出之購股權所涉及股份總數，合共不得超逾於批准該計劃之日本公司已發行股本10%（除非已根據計劃獲股東批准則作別論）。於二零零四年四月二日，在新購股權計劃下可供發行之本公司股份為13,841,611股，佔本公司於該日已發行股本之約2.9%。

已發行及於根據計劃及任何其他購股權計劃向合資格參與者授出之購股權（包括已發行及尚未行使之購股權）獲行使時須予發行之股份數目上限，不得超過於截至授出日期（包括該日）止任何12個月期間不時已發行股份之1%。

(iii) *行使期及接納購股權之付款*

購股權乃根據可於將由董事所釐定並通知各承授人之期限內任何時間按計劃之條款行使，最長期限自授出日期起計為期10年。

倘本公司於要約日期起計28日內之營業日內，接獲新購股權計劃之承授人妥為簽署載有接納授出購股權要約之函件副本，或按計劃規則及程序下，承授人按董事會不時釐定之方式妥為接納授出購股權要約，以及向本公司支付1.00港元（或等值之美元）作為獲授購股權之代價，則購股權應視作已經授出並獲接納及生效。

19. 購股權 *(續)*

(iv) *認購價之釐定基準*

新購股權計劃

在計劃條款及上市規則之規限下，任何購股權之認購價不得少於以下之較高者(i)於授出日期股份在聯交所日報表之收市價；及(ii)本公司股份於緊接授出日期前五個交易日在聯交所日報表之平均收市價；及(iii)本公司股份之面值。

計劃規則及程序

在計劃條款及上市規則之規限下，任何購股權之認購價不得低於股份之面值，惟倘購股權擬根據美國稅法合資格成為獎勵性購股權，則其認購價不得低於計劃條款所述股份之公平市值。

(v) *計劃之剩餘年期*

董事會可酌情決定計劃之有效及生效期，惟以採納計劃之日起計10年為限。

購股權變動

於年內，本公司各董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下合資格僱員以外之其他參與者概無持有任何購股權。

於二零零三年十二月三十一日，本公司根據舊購股權計劃向合資格僱員授出但尚未行使之購股權詳情如下：

			購股權數目		
授出日期	行使期間	行使價格 *港元*	於二零零三年 一月一日	年內失效	於二零零三年 十二月 三十一日
一九九九年十月二十五日	二零零零年十月二十五日至 二零零九年十月二十四日	1.40	1,365,000	(300,000)	1,065,000
一九九九年十一月十六日	二零零零年十一月十六日至 二零零九年十月二十四日	1.60	7,500	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至 二零零九年十月二十四日	2.00	370,000	–	370,000
二零零零年一月三日	二零零一年一月三日至 二零零九年十月二十四日	2.30	300,000	–	300,000
二零零零年一月二十四日	二零零零年二月二十一日至 二零零九年十月二十四日	2.30	600,000	(150,000)	450,000
二零零零年一月二十五日	二零零零年三月一日至 二零零九年十月二十四日	2.30	200,000	(50,000)	150,000
二零零零年三月三日	二零零零年四月三日至 二零零九年十月二十四日	7.60	1,520,000	(380,000)	1,140,000
二零零零年三月三日	二零零一年三月三日至 二零零九年十月二十四日	7.60	315,000	(300,000)	15,000
二零零零年四月二十八日	二零零一年四月二十八日至 二零零九年十月二十四日	3.30	491,500	(15,000)	476,500
二零零零年八月九日	二零零一年八月九日至 二零零九年十月二十四日	2.30	55,000	(25,000)	30,000
二零零零年十月二十五日	二零零一年十月二十五日至 二零零九年十月二十四日	1.20	40,000	(10,000)	30,000
二零零一年五月十六日	二零零一年五月十六日至 二零零三年四月一日	0.80	20,000	(20,000)	–
合計			5,284,000	(1,250,000)	4,034,000

20. 儲備

本集團	股份溢價 千港元	匯兌儲備 千港元	股本贖回儲備 千港元	實繳盈餘 千港元	累計虧損 千港元	合計 千港元
於二零零二年一月一日	1,187,241	(7)	6	–	(933,595)	253,645
於優先股轉換時按溢價發行之股份	9,486	–	–	–	–	9,486
削減股份面值，由每股0.02港元削減至每股0.0005港元	–	–	91,824	–	–	91,824
股本重組	(1,196,239)	–	(91,824)	607,462	680,601	–
於供股時按溢價發行股份	25,899	–	–	–	–	25,899
股份發行開支	(2,926)	–	–	–	–	(2,926)
換算海外附屬公司時之匯兌差額	–	7	–	–	–	7
股東應佔虧損淨額	–	–	–	–	(186,274)	(186,274)
於二零零二年十二月三十一日	23,461	–	6	607,462	(439,268)	191,661
股東應佔虧損淨額	–	–	–	–	(19,756)	(19,756)
於二零零三年十二月三十一日	**23,461**	**–**	**6**	**607,462**	**(459,024)**	**171,905**
本公司						
於二零零二年一月一日	1,187,241	–	6	–	(680,601)	506,646
於優先股轉換時按溢價發行之股份	9,486	–	–	–	–	9,486
削減股份面值，由每股0.02港元削減至每股0.0005港元	–	–	91,824	–	–	91,824
股本重組	(1,196,239)	–	(91,824)	607,462	680,601	–
於供股時按溢價發行股份	25,899	–	–	–	–	25,899
股份發行開支	(2,926)	–	–	–	–	(2,926)
股東應佔虧損淨額	–	–	–	–	(439,080)	(439,080)
於二零零二年十二月三十一日	23,461	–	6	607,462	(439,080)	191,849
股東應佔虧損淨額	–	–	–	–	(17,051)	(17,051)
於二零零三年十二月三十一日	**23,461**	**–**	**6**	**607,462**	**(456,131)**	**174,798**

20. 儲備 *(續)*

實繳盈餘乃指本公司於二零零二年十一月進行股本重組而從股份溢價賬轉撥之數額。根據百慕達1981年公司法（經修訂），實繳盈餘可供分派予股東，惟倘有理由相信出現下列情況，則本公司不得宣派或支付股息，或以實繳盈餘進行分派：

(i) 本公司在作出該付款後不能或將無法償還到期之負債；或

(ii) 本公司資產之可變現價值將因此少於其負債及其已發行股本及股份溢價賬之合共數額。

於二零零三年十二月三十一日，本公司有下列儲備可供分派予股東：

	二零零三年 千港元	二零零二年 千港元
實繳盈餘	**607,462**	607,462
累計虧損	**(456,131)**	(439,080)
	151,331	168,382

21. 經營業務所得／(所用)現金

	二零零三年 千港元	二零零二年 千港元
除稅前虧損	**(20,756)**	(186,274)
利息收入	**(107)**	(313)
財務租賃承擔之利息	**157**	1,080
折舊	**44,403**	46,922
出售物業、機器及設備之(盈利)／虧損	**(2)**	1,630
物業、機器及設備之減值虧損	**–**	210
出售附屬公司之盈利	**(1,245)**	–
持有其他投資之未變現虧損	**–**	3,117
證券投資減值撥備	**–**	27,982
出售其他投資之(盈利)／虧損	**(13)**	13,865
應佔聯營公司業績	**–**	(1,911)
壞賬撇銷	**3,901**	6,266
呆賬撥備	**269**	1,238
豁免聯營公司所欠款項	**–**	6,764
營運資金變動：		
貿易及其他應收款項	**(1,117)**	(5,182)
貿易及其他應付款項	**(20,572)**	(17,346)
匯率變動之影響	**–**	7
經營業務所得／(所用)現金	**4,918**	(101,945)

22. 出售附屬公司

	二零零三年 千港元	二零零二年 千港元
出售資產淨值:		
物業、機器及設備	**1,505**	–
貿易及其他應收款項	**1,366**	–
現金及銀行結餘	**306**	–
貿易及其他應付款項	**(2,037)**	–
	1,140	–
產生之成本	**15**	–
出售附屬公司之盈利	**1,245**	–
總代價	**2,400**	–

有關出售附屬公司之現金及現金等值項目流入之分析:

	二零零三年 千港元	二零零二年 千港元
現金代價	**2,400**	–
出售之現金及現金等值項目	**(306)**	–
產生之成本	**(15)**	–
現金及現金等值項目流入淨額	**2,079**	–

23. 經營租賃承擔

於結算日,根據不可撤銷之土地及樓宇經營租賃須支付之未償還承擔如下:

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	二零零三年 千港元	二零零二年 千港元
一年內	**8,548**	6,925	**833**	–
第二至第五年(包括首尾兩年在內)	**6,243**	3,717	**740**	–
	14,791	10,642	**1,573**	–

24. 遞延稅項資產

已確認之遞延稅項資產／(負債)：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
折舊免稅額	**(467)**	–
稅項虧損	**1,467**	–
稅項資產淨值	**1,000**	–

本集團於過去期間出現虧損，自超出因撤回現有應課稅暫時差異所產生之溢利之未使用稅項虧損1,000,000港元而產生之遞延稅項資產已於年內確認，因本集團有可能在未來之財政年度出現應課稅溢利。

未確認遞延稅項：

	本集團	
	二零零三年	二零零二年
	千港元	*千港元*
稅項虧損	**125,215**	129,528
稅項抵免	**2,157**	1,622
其他	**9**	7
於十二月三十一日	**127,381**	131,157

根據現行稅務法例，稅項虧損及稅項抵免均無到期日。由於不確定此等項目能否收回，故並未就此確認為遞延稅項資產。

25. 分部資料

本集團於本年度按業務及地區分部之業務分析如下：

(a) **按業務分部劃分**

截至二零零三年十二月三十一日止年度

	電訊業務 *千港元*	**其他** *千港元*	**綜合** *千港元*
營業額			
對外銷售	398,128	4,415	402,543
業績			
經營虧損	(4,790)	(1,776)	(6,566)
融資成本			(157)
出售已終止業務之收益			532
其他經營收入及開支			(14,565)
經常業務虧損			(20,756)
税項撥回			1,000
股東應佔虧損淨額			(19,756)
其他資料			
資本開支	5,974	2	
折舊	42,538	1,477	
主要非現金開支(折舊除外)	4,173	-	

	電訊業務 *千港元*	**其他** *千港元*	**綜合** *千港元*
資產			
分類資產	215,849	547	216,396
未予分配資產			19,420
			235,816
負債			
分類負債	56,782	354	57,136
未予分配負債			2,066
			59,202

25. 分部資料 *(續)*

截至二零零二年十二月三十一日止年度

	電訊業務 *千港元*	其他 *千港元*	綜合 *千港元*
營業額			
對外銷售	298,543	18,203	316,746
業績			
經營虧損	(103,493)	(21,359)	(124,852)
融資成本			(1,080)
其他經營收入及開支			(31,154)
證券投資減值撥備			(27,982)
持有其他投資之未變現虧損			(3,117)
應佔聯營公司業績			1,911
股東應佔虧損淨額			(186,274)
其他資料			
資本開支	24,652	125	
折舊	43,039	3,322	
主要非現金開支 (折舊除外)	7,804	898	

	電訊業務 *千港元*	其他 *千港元*	對銷 *千港元*	綜合 *千港元*
資產				
分類資產	254,432	6,560	(77)	260,915
未予分配資產				24,061
				284,976
負債				
分類負債	79,562	4,570	(77)	84,055
未予分配負債				4,551
				88,606

25. 分部資料 *(續)*

(b) 按地區分部劃分

按地區分部呈報資料時，收入乃根據客戶所在之地區而劃分。分部資產及資本開支乃根據資產所在之地區劃分。企業及其他分部包括一般企業收入及開支項目及未分配項目。

截至二零零三年十二月三十一日止年度

	北美洲 *千港元*	**亞太地區** *千港元*	**綜合** *千港元*
營業額			
對外銷售	264,997	137,546	402,543
業績			
經營溢利／(虧損)	(6,992)	426	(6,566)
融資成本			(157)
出售已終止業務之收益			532
其他經營收入及開支			(14,565)
經常業務虧損			(20,756)
稅項撥回			1,000
股東應佔虧損淨額			(19,756)
其他資料			
分類資產	181,356	35,040	216,396
未予分配資產			19,420
			235,816
資本開支	2,869	3,107	

25. 分部資料 *(續)*

截至二零零二年十二月三十一日止年度

	北美洲 *千港元*	亞太地區 *千港元*	綜合 *千港元*
營業額			
對外銷售	177,464	139,282	316,746
業績			
經營虧損	(81,747)	(43,105)	(124,852)
融資成本			(1,080)
其他經營收入及開支			(31,154)
證券投資減值撥備			(27,982)
持有其他投資之未變現虧損			(3,117)
應佔聯營公司業績			1,911
股東應佔虧損淨額			(186,274)
其他資料			
分類資產	215,412	45,503	260,915
未予分配資產			24,061
			284,976
資本開支	22,520	2,257	

26. 比較數字

若干比較數字已重新分類，以符合本年度之呈報方式。

本集團業績與資產及負債概要

	本集團截至十二月三十一日止五個年度之業績				
	二零零三年 *千港元*	二零零二年 *千港元*	二零零一年 *千港元*	二零零零年 *千港元*	一九九九年 *千港元*
營業額	**402,543**	316,746	263,896	100,125	45,245
經營(虧損)／溢利	**(20,756)**	(188,185)	(681,273)	5,105	(75,170)
應佔聯營公司業績	**–**	1,911	(752)	(1,110)	–
除稅前(虧損)／溢利	**(20,756)**	(186,274)	(682,025)	3,995	(75,170)
稅項撥回／(扣減)	**1,000**	–	–	(739)	(739)
除稅後經常業務之(虧損)／溢利	**(19,756)**	(186,274)	(682,025)	3,256	(75,909)
少數股東權益	**–**	–	710	(1,954)	(2,499)
股東應佔(虧損)／溢利淨額	**(19,756)**	(186,274)	(681,315)	1,302	(78,408)
每股(虧損)／盈利					
基本	**(0.04港元)**	(0.74港元)	(6.75港元)	0.015港元	(1.92港元)
攤薄	**不適用**	不適用	不適用	0.013港元	不適用

由於二零零二年之股份合併及供股發行，故此一九九九年至二零零一年之數字已經調整，以便作出比較。

	本集團於十二月三十一日之資產及負債				
	二零零三年 *千港元*	二零零二年 *千港元*	二零零一年 *千港元*	二零零零年 *千港元*	一九九九年 *千港元*
非流動資產	**154,150**	194,182	251,700	448,483	16,295
流動資產	**81,666**	90,794	220,423	491,491	115,752
資產總額	**235,816**	284,976	472,123	939,974	132,047
減：					
非流動負債	**312**	830	4,885	–	–
流動負債	**58,890**	87,776	109,928	98,239	14,346
負債總額	**59,202**	88,606	114,813	98,239	14,346
	176,614	196,370	357,310	841,735	117,701
減：					
少數股東權益	**–**	–	–	119	12,441
資產淨值	**176,614**	196,370	357,310	841,616	105,260

美國公認會計原則及香港公認會計原則之對賬 – 僅供參考

截至二零零三年十二月三十一日止年度

本集團之綜合財務報表乃按香港公認會計原則(「香港公認會計原則」)編製，其與美國公認會計原則(「美國公認會計原則」)存在若干重大差異。香港公認會計原則及美國公認會計原則之重大差異主要關於下列各項：

(i) 購股權之賠償費用

按香港公認會計原則，毋須確認就向員工授予購股權而付出之賠償費用。就行使購股權而發行股份所需費用分別撥入股本及股份溢價賬，故不會因任何購股權計劃而對本公司之業績構成影響。

按美國公認會計原則，購股權之賠償費用按授出日期以其內在價值(即股份之市場報價超過行使價之溢價(如有))，並按歸屬期攤銷。倘僱員僅因終止僱用而喪失購股權，則任何已確認賠償費用將於終止期間撤回。正如財務報表附註19所載，於結算日所有未行使之購股權均在舊購股權計劃之下授出。由於舊購股權計劃主要為表揚或確認合資格僱員對本集團作出之貢獻，故並無按歸屬期攤銷股份賠償費用。

因此，於二零零二年一月一日，9,884,000港元之股份賠償費用自累計虧損扣除，並計入額外繳足股本，截至二零零三年十二月三十一日止年度，於舊購股權計劃若干參與者終止僱用後，已撤回1,546,000港元。

(ii) 有價股本證券之投資

按香港公認會計原則，於有價股本證券之投資一律列為證券投資或其他投資。證券投資按成本值列入資產負債表內並於每個報告日進行減值檢討，以反映任何預期之非短暫性減值。減值於非暫時性下跌出現時於收益表內確認。其他投資按公平值列入資產負債表內，任何未變現持股損益則在損益表中確認。

由於本集團於二零零二年及二零零三年十二月三十一日持有之證券投資及其他投資並非有價證券，且無可盤定之公平值，故劃為其他投資，並按美國公認會計原則按成本值減非暫時性之減值列賬。

管理層認為，於截至二零零二年十二月三十一日止年度之收益表內已扣除持有其他投資之未變現虧損3,117,000港元，與按美國公認會計原則撥備之減值相若。因此，概無必要就此作出調整。

按美國公認會計原則重列股東應佔虧損及股東資本之必須調整列表如下：

	截至十二月三十一日止年度		
	二零零三年	二零零三年	二零零二年
	千美元	*千港元*	*千港元*
股東應佔虧損淨額之對賬			
按香港公認會計原則呈報之股東應佔虧損淨額	**(2,533)**	**(19,756)**	(186,274)
按美國公認會計原則調整：			
撥回以往按美國公認會計原則確認之股份賠償費用	**198**	**1,546**	–
按美國公認會計原則呈報之股東應佔虧損淨額	**(2,335)**	**(18,210)**	(186,274)
按美國公認會計原則呈報之股東應佔虧損淨額			
持續業務	**(2,335)**	**(18,210)**	(174,704)
已終止業務	**–**	**–**	(11,570)
	(2,335)	**(18,210)**	(186,274)
按美國公認會計原則之每股虧損			
基本：			
持續業務	**(0.005美元)**	**(0.04港元)**	(0.69港元)
已終止業務	**–**	**–**	(0.05港元)
股東資本之對賬			
按香港公認會計原則呈報之股東資本	**22,643**	**176,614**	196,370
按美國公認會計原則調整：			
股份賠償費用	**(1,069)**	**(8,338)**	(9,884)
購股權賠償費用之額外繳足股本	**1,069**	**8,338**	9,884
按美國公認會計原則呈報之股東資本	**22,643**	**176,614**	196,370



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